PROSPECTUS SUPPLEMENT                          Filed Pursuant to Rule 424(b)(5)
(To prospectus dated January 6, 2000)                Registration No. 333-93187
                                 $700,000,000

                       [LOGO OF DOMINION RESOURCES INC.]
                           Dominion Resources, Inc.
            $200,000,000 7.40% Series D Remarketable Notes Due 2012
                     (Remarketing Date September 16, 2002)
            $250,000,000 7.82% Series E Remarketable Notes Due 2014
                     (Remarketing Date September 15, 2004)
        $250,000,000 Floating Rate Series F Remarketable Notes Due 2012
                     (Remarketing Date September 16, 2002)
                                --------------
 The Series D Remarketable Notes will bear interest at 7.40% per year from the date of issuance to but excluding September 16, 2002, which is the first Series D Remarketing Date, and then at a fixed or floating rate described under "Description of the Remarketable Notes." The Series E Remarketable Notes will bear interest at 7.82% per year from the date of issuance to but excluding September 15, 2004, which is the first Series E Remarketing Date, and then at a fixed or floating rate described under "Description of the Remarketable Notes." The Series F Remarketable Notes will bear interest at a floating rate from the date of issuance to but excluding September 16, 2002, which is the first Series F Remarketing Date, equal to the Three Month LIBOR Rate, reset quarterly, plus 65 basis points, and then at a fixed or floating rate described under "Description of the Remarketable Notes." We will pay interest on the Series D and Series E Remarketable Notes on March 15 and September 15 of each year, beginning March 15, 2001 and continuing through the first Remarketing Date for that series, and then at intervals described under "Description of the Remarketable Notes." Interest on the Series F Remarketable Notes is payable on March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2000 and continuing through the first Series F Remarketing Date, and then at intervals described under "Description of the Remarketable Notes." On the applicable Remarketing Date, the Remarketable Notes will either be mandatorily tendered to and purchased by Banc of America Securities LLC (the Remarketing Dealer for the Series D Remarketable Notes and Series F Remarketable Notes) or Morgan Stanley & Co. Incorporated (the Remarketing Dealer for the Series E Remarketable Notes), as the case may be, as Remarketing Dealer, or mandatorily redeemed by us, in each case at the prices described under "Description of the Remarketable Notes." The Series D Remarketable Notes will mature on September 16, 2012, the Series E Remarketable Notes will mature on September 15, 2014 and the Series F Remarketable Notes will mature on September 16, 2012, unless, in each case, extended until the tenth anniversary of the Series D, Series E or Series F Fixed Rate Remarketing Date, as applicable; however, we have the option to redeem all or any of the Series D, Series E or Series F Remarketable Notes at the prices and under circumstances described under "Description of the Remarketable Notes."

 We will not make application to list the Series D, Series E and Series F Remarketable Notes on any securities exchange or to include them in any automated quotation system.
                                --------------

                                        Public Offering Underwriting Proceeds to Company
                                           Price(1)       Discount   Before Expenses(2)
                                        --------------- ------------ -------------------

     Per Series D Remarketable Note....      99.901%       0.250%          103.091%
      Series D Remarketable Note
      Total............................  $199,802,000    $  500,000     $206,182,000
     Per Series E Remarketable Note....      99.968%       0.500%          103.708%
      Series E Remarketable Note
      Total............................  $249,920,000    $1,250,000     $259,270,000
     Per Series F Remarketable Note....     100.000%       0.250%          103.190%
      Series F Remarketable Note
      Total............................  $250,000,000    $  625,000     $257,975,000
     Total.............................  $699,722,000    $2,375,000     $723,427,000

    -------
     (1) Plus accrued interest from September 11, 2000, if settlement occurs after that date.
     (2) Includes consideration payable by the Remarketing Dealers for the right to serve as Remarketing Dealers.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

 The Remarketable Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about September 11, 2000.
                                --------------
                          Joint Book-Running Managers
Banc of America Securities LLC                       Morgan Stanley Dean Witter
                                --------------
                                  Co-Managers
           Credit Suisse First Boston                Lehman Brothers
         The date of this prospectus supplement is September 6, 2000.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                           Page
                                                                           ----
Where You Can Find More Information.......................................  S-3
Forward-Looking Information...............................................  S-3
Summary...................................................................  S-4
Dominion..................................................................  S-7
Recent Developments.......................................................  S-7
Use of Proceeds...........................................................  S-8
Capitalization............................................................  S-8
Ratio of Earnings to Fixed Charges........................................  S-9
Selected Historical and Pro Forma Consolidated Financial Information...... S-10
Description of the Remarketable Notes..................................... S-13
Certain United States Federal Income Tax Considerations................... S-33
Underwriting.............................................................. S-37
Legal Opinions............................................................ S-39
Experts................................................................... S-39

                                   Prospectus
About This Prospectus.....................................................    2
Where You Can Find More Information.......................................    2
The Company...............................................................    3
The Trusts................................................................    3
Use of Proceeds...........................................................    3
Ratio of Earnings to Fixed Charges........................................    4
Description of Debt Securities............................................    4
Additional Terms of Senior Debt Securities................................   12
Additional Terms of Junior Subordinated Debentures........................   13
Description of the Trust Preferred Securities.............................   15
Description of the Guarantees.............................................   25
Relationship Among the Trust Preferred Securities, the Guarantee and the
 Junior Subordinated Debentures Held by the Trust.........................   29
Accounting Treatment......................................................   29
Description of Capital Stock..............................................   30
Description of Stock Purchase Contracts and Stock Purchase Units..........   31
Virginia Stock Corporation Act and the Articles and the Bylaws............   31
Plan of Distribution......................................................   34
Legal Opinions............................................................   35
Experts...................................................................   35

  This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Remarketable Notes we are offering and certain other matters relating to us and our financial condition. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the Remarketable Notes we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of the Remarketable Notes in the prospectus supplement differs from the description of Debt Securities (including Senior Debt Securities) in the accompanying base prospectus, you should rely on the information in the prospectus supplement.

  You should rely only on the information contained in this document or to which this document refers you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and later information that we file with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus supplement have been sold:

 . Annual Report on Form 10-K and Form 10-K/A for the year ended December 31,
  1999;

 . Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June
  30, 2000; and

 . Current Reports on Form 8-K and Form 8-K/A, filed January 3, 2000, February
  1, 2000, March 23, 2000, June 21, 2000, June 22, 2000 and July 11, 2000.

  You may request a copy of these filings, at no cost, by writing or telephoning us at: Corporate Secretary, Dominion Resources, Inc., 120 Tredegar Street, Richmond, Virginia 23219 Telephone (804) 819-2000.

FORWARD-LOOKING INFORMATION

  We have included certain information in this document which is "forward looking information" as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this document. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed.

  Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. We have identified a number of these factors in our filings with the SEC, including our most recent Quarterly Report on Form 10-Q which is incorporated by reference in this prospectus and we refer you to those reports for further information. They include fluctuations in energy-related commodities prices, weather conditions, capital market conditions, the risks of operating businesses in regulated industries that are in the process of becoming deregulated, completing the integration of Consolidated Natural Gas Company (CNG) with the remainder of our business and completing the divestitures required of us in connection with the CNG transaction as well as those we have determined to make in order to focus our attention on the northeast quadrant of the United States.

SUMMARY

  In this prospectus supplement, the words "Dominion," "Company," "we," "our" and "us" refer to Dominion Resources, Inc., a Virginia corporation, and its subsidiaries and predecessors, unless the context otherwise indicates. The following summary contains basic information about this offering. It may not contain all the information that is important to you. The DESCRIPTION OF THE REMARKETABLE NOTES section of this prospectus supplement contains more detailed information regarding the terms and conditions of the Remarketable Notes. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this prospectus supplement and in the accompanying base prospectus.

Dominion

  Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. Our principal subsidiaries are Virginia Electric and Power Company, a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, and Consolidated Natural Gas Company, a producer, transporter, distributor and retail marketer of natural gas serving customers in Pennsylvania, Ohio, Virginia, West Virginia, New York and various cities focused in the Northeast and Mid-Atlantic. Our other principal subsidiaries include Dominion Energy, Inc., an independent power and natural gas subsidiary, and Dominion Capital, Inc., our financial services subsidiary.

  Our address and telephone number are:

      Dominion Resources, Inc.
      120 Tredegar Street
      Richmond, Virginia 23219
      Telephone (804) 819-2000

Ratio of Earnings to Fixed Charges

  Six
 Months        Twelve Months
 Ended       Ended December 31,
June 30,  ------------------------
  2000    1999 1998 1997 1996 1995
--------  ---- ---- ---- ---- ----
  1.08    2.02 2.36 1.97 2.71 2.55

The Offering

  The following are the terms of the Series D, Series E and Series F Remarketable Notes. The terms of the Remarketable Notes will change depending on our elections and the Remarketing Dealers' elections at the respective Remarketing Dates. Please see DESCRIPTION OF THE REMARKETABLE NOTES for an explanation of the changes.

Remarketable Notes

  We will issue $200,000,000 aggregate principal amount of 7.40% Series D Remarketable Notes. The Series D Remarketable Notes will mature on September 16, 2012, unless extended until the tenth anniversary of the Series D Fixed Rate Remarketing Date. We will issue $250,000,000 aggregate principal amount of 7.82% Series E Remarketable Notes. The Series E Remarketable Notes will mature on September 15, 2014, unless extended until the tenth anniversary of the Series E Fixed Rate Remarketing Date. We will issue $250,000,000 aggregate principal amount of the Floating Rate Series F Remarketable Notes. The Series F

Remarketable Notes will mature on September 16, 2012, unless extended until the tenth anniversary of the Series F Fixed Rate Remarketing Date. However we may redeem, or be required to redeem, all of the Series D, Series E and Series F Remarketable Notes before their maturity dates but not prior to their respective first Remarketing Dates.

Interest Rates

  The Series D Remarketable Notes will bear interest at the rate of 7.40% per year, from the date of issuance to but excluding September 16, 2002, which is the first Series D Remarketing Date, and then at a rate discussed under DESCRIPTION OF THE REMARKETABLE NOTES. The Series E Remarketable Notes will bear interest at the rate of 7.82% per year from the date of issuance to but excluding September 15, 2004, which is the first Series E Remarketing Date, and then at a rate discussed under DESCRIPTION OF THE REMARKETABLE NOTES. The Series F Remarketable Notes will bear interest at a floating rate equal to the Three Month LIBOR Rate, reset quarterly, plus 65 basis points from the date of issuance to but excluding September 16, 2002, which is the first Series F Remarketing Date, and then at a rate discussed under DESCRIPTION OF THE REMARKETABLE NOTES.

Interest Payment Dates

  We will pay interest on the Series D Remarketable Notes on March 15 and September 15, beginning on March 15, 2001 and continuing through the first Series D Remarketing Date, and then at intervals discussed under DESCRIPTION OF THE REMARKETABLE NOTES. We will pay interest on the Series E Remarketable Notes on March 15 and September 15, beginning on March 15, 2001 and continuing through the first Series E Remarketing Date, and then at intervals discussed under DESCRIPTION OF THE REMARKETABLE NOTES. We will pay interest on the Series F Remarketable Notes on March 15, June 15, September 15 and December 15, beginning on December 15, 2000 and continuing through the first Series F Remarketing Date, and then at intervals discussed under DESCRIPTION OF THE REMARKETABLE NOTES.

Interest Accrual

  The Series D Remarketable Notes will accrue interest at a fixed rate of 7.40% per year, from the date of issuance to but excluding September 16, 2002, computed on the basis of a 360-day year consisting of twelve 30-day months. The Series E Remarketable Notes will accrue interest at a fixed rate of 7.82% per year from the date of issuance to but excluding September 15, 2004, computed on the basis of a 360-day year consisting of twelve 30-day months. The Series F Remarketable Notes will accrue interest at a floating rate from the date of issuance to but excluding September 16, 2002. The floating rate will be reset on the 15th day of the months of March, June, September and December of each year and will be computed on the basis of the actual number of days in each applicable three-month period over a 360-day year. From their respective first Remarketing Dates, the Series D, Series E and Series F Remarketable Notes will accrue interest at a fixed rate or at a floating rate, depending on our decision. If the rate is fixed, interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. If the rate is floating, interest will be computed on the basis of the actual number of days in the applicable Floating Rate Reset Period over a 360-day year.

Ranking

  The Remarketable Notes will rank equally with all of our other senior unsecured indebtedness, and will be senior in right of payment to all of our subordinated indebtedness. The Indenture contains no restrictions on the amount of additional indebtedness that we may incur.

Mandatory Tender

  We have entered into Remarketing Agreements with Banc of America Securities LLC, with respect to each of the Series D and Series F Remarketable Notes, and a Remarketing Agreement with Morgan Stanley & Co. Incorporated, with respect to the Series E Remarketable Notes. Each agreement gives the applicable Remarketing Dealer the option to purchase (and imposes on the holders the obligation to tender) all of the applicable series of Remarketable Notes. The Series D Remarketing Dealer may repurchase the Series D Remarketable Notes on September 16, 2002 or on the subsequent Series D Remarketing Date, if any. The Series E Remarketing Dealer may repurchase the Series E Remarketable Notes on September 15, 2004 or on the subsequent Series E Remarketing Date, if any. The Series F Remarketing Dealer may repurchase the Series F Remarketable Notes on September 16, 2002 or on the subsequent Series F Remarketing Date, if any. The purchase price for the Remarketable Notes will be equal to 100% of the aggregate principal amount outstanding on the first Series D, Series E or Series F Remarketing Date, as applicable, or the Dollar Price on the subsequent applicable Remarketing Date, if any.

Mandatory Redemption

  If a Remarketing Dealer does not purchase the applicable series of Remarketable Notes on a Remarketing Date for that series, the Trustee, on behalf of the beneficial owners, must require us to redeem all of the Remarketable Notes of that series for 100% of the aggregate principal amount outstanding on the first Remarketing Date or the Dollar Price plus all accrued and unpaid interest, if any, on any subsequent Remarketing Date.

Optional Redemption

  If a Remarketing Dealer elects to purchase the applicable series of Remarketable Notes on any Remarketing Date, then we will have the option of redeeming all of such series of Remarketable Notes from the Remarketing Dealer on the Remarketing Date at the Dollar Price plus all accrued and unpaid interest, if any.

Post-Remarketing Optional Redemption

  We may redeem some or all of the Series D, Series E or Series F Remarketable Notes at any time after the Fixed Rate Remarketing Date for that series at, in each case, the redemption price plus accrued interest to the date of redemption, if any, as described in the section of this prospectus supplement under the heading "Post-Remarketing Optional Redemption," in the DESCRIPTION OF THE REMARKETABLE NOTES.

Use of Proceeds

 We will use the net proceeds from the sale of the Remarketable Notes to refinance a portion of our outstanding short-term debt issued in connection with our acquisition of CNG, including commercial paper.

DOMINION

  Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. Our principal subsidiaries are Virginia Electric and Power Company (Virginia Power), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, and Consolidated Natural Gas Company
(CNG), a producer, transporter, distributor and retail marketer of natural gas serving customers in Pennsylvania, Ohio, Virginia, West Virginia, New York and various cities focused in the Northeast and Mid-Atlantic. Our other principal subsidiaries include Dominion Energy, Inc., an independent power and natural gas subsidiary, and Dominion Capital, Inc., our financial services subsidiary.

  Our primary operating segments are:

 Dominion Energy--Dominion Energy manages our 20,000 megawatt generation portfolio. This segment includes the generation assets of Virginia Power and Dominion Energy, Inc. Dominion Energy also manages the gas pipeline and storage assets of CNG, including 7,600 miles of gas transmission pipeline and is responsible for our generation growth strategy, trading, marketing, hedging and energy arbitrage activities.

 Dominion Delivery--Dominion Delivery manages and directs all local electric and gas distribution systems, customer service and 6,000 miles of electric transmission lines. Dominion Delivery is responsible for the customers of Virginia Power, North Carolina Power, Peoples Gas, Hope Gas and East Ohio Gas. Dominion Delivery also includes Dominion Telecom, our telecommunications business, with its fiber optic network and related telecommunications and advanced data services.

 Dominion Exploration & Production--Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With nearly 3 trillion cubic feet of natural gas equivalent reserves and 325 billion cubic feet of annual production, Dominion Exploration & Production is one of the nation's largest independent oil and gas operations. We operate on the outer continental shelf and deep water areas of the Gulf of Mexico, the Appalachian Basin and other selected regions in the lower 48 states and western Canada.

  In addition, we treat Dominion Capital, Inc. as a separate operating segment. Under the requirements of the Public Utility Holding Company Act of 1935, the SEC has ordered us to divest Dominion Capital, Inc. by early 2002.

RECENT DEVELOPMENTS

  On August 7, 2000, Dominion reached an agreement to buy Millstone Nuclear Power Station in Waterford, Connecticut for approximately $1.3 billion. We are acquiring the station from subsidiaries of Northeast Utilities and other owners. The acquisition will add a total of 1,954 megawatts of generating capacity to our portfolio. The purchase price includes approximately $1.19 billion for plant assets and $105 million for fuel. The acquisition is expected to close by the end of April 2001, subject to regulatory approvals, including approvals from the Nuclear Regulatory Commission, the Federal

Energy Regulatory Commission and the Connecticut Department of Public Utility Control.

  Dominion Telecom (formerly VPS Communications) was transferred from Virginia Power to Dominion on August 1, 2000. We have recently announced plans to expand Dominion Telecom, initially through acquisitions of existing fiber capacity and through joint development projects with third parties and, in the future, by leveraging off existing natural gas pipeline rights of way.

USE OF PROCEEDS

  The net proceeds from the sale of the Remarketable Notes offered hereby will be used to refinance a portion of our outstanding short-term debt issued in connection with our acquisition of CNG, including commercial paper. At July 31, 2000 the weighted average maturity date of our approximately $2.5 billion of outstanding commercial paper was approximately 21.76 days and the weighted average interest rate was approximately 6.90%.

CAPITALIZATION

  The table below shows our capitalization on a consolidated basis as of June 30, 2000. The "As Adjusted" column reflects our capitalization after giving effect to this offering of the Series D, Series E and Series F Remarketable Notes and our July 10, 2000 offerings of $700,000,000 Series B 7.625% Senior Notes due 2005 and $400,000,000 Series C 7.600% Senior Notes due 2003, and the use of the net proceeds from these offerings. You should read this table along with our financial statements contained in our most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K. See WHERE YOU CAN FIND MORE INFORMATION on page S-3 of this prospectus supplement.

                                                              June 30, 2000
                                                           -------------------
                                                           Actual  As Adjusted
                                                           ------- -----------
                                                              (in millions)
Short-term debt/1/ ....................................... $ 5,961   $ 4,145
Long-term debt and capital lease obligations..............   9,258    11,058
Obligated mandatorily redeemable preferred securities of
 subsidiary trusts........................................     385       385
Preferred stock...........................................     509       509
Common shareholders' equity...............................   6,487     6,487
                                                           -------   -------
Total capitalization...................................... $22,600   $22,584
                                                           =======   =======

--------
/1/ Includes securities due within one year.

RATIO OF EARNINGS TO FIXED CHARGES

  These computations reflect our consolidated earnings and consolidated fixed charges including proportionate interests in the earnings and fixed charges of certain other companies in which we hold an equity interest. For this ratio, earnings is determined by adding total fixed charges (excluding interest capitalized), income taxes, minority common stockholders equity in net income and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies of which at least 20% but less than 50% of total equity is owned by us. For this purpose, total fixed charges consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

  The ratio of earnings to fixed charges for each of the periods indicated is as follows:

  Six
 Months        Twelve Months Ended
 Ended             December 31,
June 30,  ------------------------------
2000/1/   1999/2/ 1998 1997/3/ 1996 1995
--------  ------- ---- ------- ---- ----
1.08       2.02   2.36  1.97   2.71 2.55

--------
/1/If we had completed the CNG acquisition as of January 1, 2000, the pro forma ratio of earnings to fixed charges for the six months ended June 30, 2000 would be 1.18x.
/2/Net income for the twelve months ended December 31, 1999 includes the one-time after-tax charge of $255 million resulting from the discontinued application by Virginia Power of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, to its generation operations. Excluding this charge from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 1999 of 2.48x.
/3/Net income for the twelve months ended December 31, 1997 includes the one-time charge of $157 million for the windfall profits tax levied by the U.K. government. Excluding this charge from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 1997 of 2.22x.

      SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  We are providing or incorporating by reference in this prospectus supplement selected financial information for Dominion and CNG. We derived this information from audited and unaudited financial statements of Dominion and audited financial statements of CNG for the periods presented. The information is only a summary and you should read it together with the financial information included or incorporated by reference in this prospectus supplement. See WHERE YOU CAN FIND MORE INFORMATION on page S-3 of this prospectus supplement.

Dominion--Historical Information

  In the table below, we provide you with our selected historical consolidated financial information. We prepared this information using our consolidated financial statements as of the dates and for the periods indicated. We derived the consolidated income statement data below for each of the three years ended December 31, 1999, and the consolidated balance sheet data at December 31, 1999 and 1998, from financial statements audited by Deloitte & Touche LLP, independent auditors. The remaining data is derived from financial statements that have not been audited, but which, in the opinion of our management, contain all adjustments, including normal recurring accruals, necessary to present fairly our financial position and results of operations and cash flows for the applicable periods.

                                      Six Months            Year Ended
                                    Ended June 30,         December 31,
                                    --------------    -------------------------
                                    2000/1/  1999      1999       1998    1997
                                    ------- ------    -------    ------- ------
                                                (in millions)
INCOME STATEMENT INFORMATION, for
 period ended
 Total revenues.................... $ 4,128 $2,608    $ 5,520    $ 6,081 $7,263
 Income before income taxes,
  minority interests and
  extraordinary item...............      35    389        828        869    679
 Net income........................      35      3/2/     296/2/     536    399
BALANCE SHEET INFORMATION, at
 period end
 Cash and cash equivalents.........     306               280        426
 Total assets......................  29,098            17,747     17,517
 Short-term debt/3/ ...............   5,961             1,406        744
 Long-term debt....................   9,258             6,936      6,252
 Obligated mandatorily redeemable
  preferred securities of
  subsidiary trusts................     385               385        385
 Preferred stock...................     509               509        689
 Common shareholders' equity.......   6,487             4,752      5,316

--------
/1/The income statement information and balance sheet information reflect the acquisition of CNG which was consummated effective January 28, 2000.
/2/As discussed in our Form 8-K, filed March 29, 1999, Virginia Power discontinued the application of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, to its generation operations. This resulted in a one-time after-tax charge of $255 million. Excluding this charge, net income for the six months ended June 30, 1999 was $258 million and for the year ended December 31, 1999 was $551 million.
/3/Includes securities due within one year.

CNG--Historical Information

  In the table below, we provide you with CNG's selected historical consolidated financial information. We prepared this information using CNG's consolidated financial statements as of the dates and for the periods indicated. We derived the consolidated income statement data below for each of the three years ended December 31, 1999, and the consolidated balance sheet data at December 31, 1999 and 1998, from audited financial statements incorporated by reference in this prospectus supplement.

                                                                 Year Ended
                                                                December 31,
                                                            --------------------
                                                             1999   1998   1997
                                                            ------ ------ ------
                                                               (in millions)
INCOME STATEMENT INFORMATION, for period ended
 Total operating revenues and income....................... $3,074 $2,760 $3,177
 Income from operations....................................    533    497    567
 Net income................................................    137    239    304
BALANCE SHEET INFORMATION, at period end
 Cash and cash equivalents.................................     94    135
 Total assets..............................................  6,535  6,362
 Short-term debt/1/ .......................................    686    670
 Long-term debt............................................  1,764  1,380
 Common shareholders' equity...............................  2,376  2,400

--------
/1/ Includes current maturities of long-term debt and commercial paper.

Dominion--Selected Pro Forma Condensed Financial Information

  In the table below, we provide you with unaudited selected pro forma condensed financial information for Dominion for the year ended December 31, 1999 as if we had completed the CNG acquisition on January 1, 1999 and for the six months ended June 30, 2000 as if we had completed the acquisition on January 1, 2000. The pro forma financial information was prepared using the purchase method of accounting, with Dominion treated as the acquiring company.

  This unaudited selected pro forma condensed financial information should be read in conjunction with the separate historical financial statements and accompanying notes of Dominion and CNG, and Dominion's pro forma financial information, all of which are incorporated by reference in this prospectus supplement. You should not rely on the unaudited selected pro forma financial information as an indication of the results of operations or financial position that would have been achieved if the CNG acquisition had taken place earlier; nor should you rely on it as an indicator of the results of operations or financial position of Dominion after the completion of these transactions.

                                             Six Months Ended    Year Ended
                                             June 30, 2000/1/ December 31, 1999
                                             ---------------- -----------------
                                                       (in millions)
INCOME STATEMENT INFORMATION, for period
 ended
 Total revenues.............................      $4,495           $8,594
 Income before income taxes, minority
  interests and extraordinary items.........          65              901
 Net income.................................          65              232/2/
BALANCE SHEET INFORMATION, at period end
 Cash and cash equivalents..................         306              374
 Total assets...............................      29,098           28,867
 Short-term debt/3/ ........................       5,961            6,352
 Long-term debt.............................       9,258            8,680
 Obligated mandatorily redeemable preferred
  securities of subsidiary trusts...........         385              385
 Preferred stock............................         509              509
 Common shareholders' equity................       6,487            6,885

--------
/1/There are no pro forma adjustments for the balance sheet information for the six months ended June 30, 2000 since the acquisition of CNG had been completed before that date.
/2/As discussed in our Form 8-K, filed March 29, 1999, Virginia Power discontinued the application of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, to its generation operations. This resulted in a one-time after-tax charge of $255 million. Excluding this charge, pro forma net income for the year ended December 31, 1999 was $487 million.
/3/Includes securities due within one year.

DESCRIPTION OF THE REMARKETABLE NOTES

  Set forth below is a description of the specific terms of the Remarketable Notes. The term "Remarketable Notes" includes the Series D Remarketable Notes, the Series E Remarketable Notes and the Series F Remarketable Notes. This description supplements, and should be read together with, the description of the Senior Debt Securities set forth in the accompanying base prospectus under the caption "Description of Debt Securities." We will issue the Remarketable Notes under a Senior Indenture dated as of June 1, 2000 between us and The Chase Manhattan Bank, as trustee, as supplemented (the "Indenture"). We have summarized select portions of the Indenture below and in the base prospectus. The summary is not complete and is qualified by reference to the Indenture relating to the Remarketable Notes. Capitalized terms used but not defined herein have the meanings set forth in the Indenture. Capitalized terms used generically herein, without reference to a particular series shall be applicable to the Series D, Series E and Series F Remarketable Notes.

General

  The Series D Remarketable Notes, the Series E Remarketable Notes and the Series F Remarketable Notes will each be issued as a series of Senior Debt Securities under the Indenture. The Series D Remarketable Notes will initially be limited to $200,000,000 aggregate principal amount and will mature on September 16, 2012, unless extended until the tenth anniversary of the Series D Fixed Rate Remarketing Date. The Series E Remarketable Notes will initially be limited to $250,000,000 aggregate principal amount and will mature on September 15, 2014, unless extended until the tenth anniversary of the Series E Fixed Rate Remarketing Date. The Series F Remarketable Notes will initially be limited to $250,000,000 aggregate principal amount and will mature on September 16, 2012, unless extended until the tenth anniversary of the Series F Fixed Rate Remarketing Date. We may redeem, or be required to redeem, the Series D, Series E or Series F Remarketable Notes before their respective maturity dates but not prior to their first Remarketing Dates.

  The Remarketable Notes will not be subject to any sinking fund.

  The Remarketable Notes will initially be issued only in registered, book-entry form, in denominations of $1,000 and multiples thereof as described in "Book-Entry Only Issuance--The Depository Trust Company." We will issue global securities in denominations equal to the total principal amount of each series of the Remarketable Notes.

  If any interest, principal or other payment date of the Remarketable Notes (including any payment in connection with the mandatory tender or any mandatory redemption as described below) with respect to a series of Remarketable Notes that then accrues interest at a fixed rate does not fall on a Business Day, a payment otherwise payable on that day will be made on the next succeeding Business Day. Such payment will have the same effect as if made on the orginally scheduled payment date, and no interest will accrue for the period from and after such payment date. In the case of any payment with respect to a series of Remarketable Notes that then accrues interest at a floating rate of interest, interest will accrue from such originally scheduled payment date to but excluding such next succeeding Business Day (except in the case of an interest payment at maturity, in which case no interest will accrue from and after the maturity date).

  "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in New York City or Richmond, Virginia are authorized or obligated by law or executive order to close.

  "London Business Day" means any day on which dealings in U.S. dollars are transacted in the London Inter-Bank Market.

  "LIBOR Business Day" means a day that is a Business Day and a London Business Day.

  We have agreed with each Remarketing Dealer that we will not cause or permit the terms or provisions of the Remarketable Notes (or the Indenture, as it relates to the Remarketable Notes) to be modified in any way, and may not make open market or other purchases of the Series D, Series E or Series F Remarketable Notes prior to the applicable first Remarketing Date (as defined in "Interest and Interest Payment Dates" below) except to fulfill the mandatory redemption obligations, or in other limited circumstances, without the prior written consent of the applicable Remarketing Dealer.

Ranking

  The Remarketable Notes will be our direct, unsecured and unsubordinated obligations, will rank equally with all of our other senior unsecured indebtedness and will rank senior in right of payment to all our subordinated indebtedness. The Remarketable Notes will be effectively subordinated to our secured debt, if any.

  Because we are a holding company and conduct all of our operations through our subsidiaries, our ability to meet our obligations under the Remarketable Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of Remarketable Notes will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. As of June 30, 2000, Virginia Power had approximately
6.5 million issued and outstanding shares of preferred stock. In addition to trade debt, most of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of June 30, 2000, our subsidiaries had approximately $8.5 billion of outstanding long-term debt (including securities due within one year).

  The Indenture contains no restrictions on the amount of additional indebtedness that we may incur.

Interest and Interest Payment Dates

  The Series D Remarketable Notes will bear interest at 7.40% per year, from the date of issuance to but excluding September 16, 2002, which is the first Series D Remarketing Date. We will pay interest semi-annually on March 15 and September 15, beginning on March 15, 2001, until the first Series D Remarketing Date.

  The Series E Remarketable Notes will bear interest at 7.82% per year, from the date of issuance to but excluding September 15, 2004, which is the first Series E Remarketing Date. We will pay interest semi-annually on March 15 and September 15, beginning on March 15, 2001, until the first Series E Remarketing Date.

  The Series F Remarketable Notes will bear interest at a floating rate of interest, from the date of issuance to but excluding September 16, 2002, which is the first Series F Remarketing Date. We will pay interest quarterly on March 15, June 15, September 15 and December 15, beginning on December 15, 2000, until the first Series F Remarketing Date.

  The per annum interest rate on the Series F Remarketable Notes in effect for each day up to but excluding September 16, 2002 will be equal to the Three Month LIBOR Rate plus 65 basis points (0.65%). Such interest rate will be reset on the 15th day of the months of March, June, September and December of each year (each a "LIBOR Rate Reset Date").

  The "Three Month LIBOR Rate" shall mean the rate determined in accordance with the following provisions:

(1) On the LIBOR Interest Determination Date, the Series F Remarketing Dealer or its affiliate will determine the Three Month LIBOR Rate which shall be the rate for deposits in U.S. Dollars having a three-month maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the LIBOR Interest Determination Date.

(2) If no rate appears on Telerate Page 3750 on the LIBOR Interest Determination Date, the Series F Remarketing Dealer or its affiliate will request the principal London offices of four major reference banks in the London Inter-Bank Market, to provide it with their offered quotations for deposits in U.S. Dollars for the period of three months, commencing on the applicable LIBOR Rate Reset Date, to prime banks in the London Inter-Bank Market at approximately 11:00 a.m., London time, on that LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. Dollars in that market at that time. If at least two quotations are provided, then the Three Month LIBOR Rate will be the average of those quotations. If fewer than two quotations are provided, then the Three Month LIBOR Rate will be the average (rounded, if necessary, to the nearest one hundredth (0.01) of a percent) of the rates quoted at approximately 11:00 a.m., New York City time, on the LIBOR Interest Determination Date by three major banks in New York City selected by the Series F Remarketing Dealer or its affiliate for loans in U.S. Dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. Dollars in that market at that time. If the banks selected by the Series F Remarketing Dealer or its affiliate are not providing quotations in the manner described by this paragraph, the rate for the period following the LIBOR Interest Determination Date will be the rate in effect on that LIBOR Interest Determination Date.

  "Telerate Page 3750" means the display designated as "Telerate page 3750" on Dow Jones Markets (or such other page as may replace "Telerate page 3750" on such service) or such other service displaying the offer prices, as may replace Dow Jones Markets.

  "LIBOR Interest Determination Date" shall mean the second LIBOR Business Day preceding each LIBOR Rate Reset Date.

  "Series D Remarketing Date(s)" means September 16, 2002, or the 15th day of each month thereafter until September 15, 2003 assuming the Series D Remarketing Dealer elects to purchase the Series D Remarketable Notes and we have elected to exercise our Series D Floating Period Option (as defined under the heading "Floating Rate Period" below).

  "Series E Remarketing Date(s)" means September 15, 2004, or the 15th day of each month thereafter until September 15, 2005 assuming the Series E Remarketing Dealer elects to purchase the Series E Remarketable Notes and we have elected to exercise our Series E Floating Period Option (as defined under the heading "Floating Rate Period" below).

  "Series F Remarketing Date(s)" means September 16, 2002, or the 15th day of each month thereafter until September 15, 2003 assuming the Series F Remarketing Dealer elects to purchase the Series F Remarketable Notes and we have elected to exercise our Series F Floating Period Option (as defined under the heading "Floating Rate Period" below).

  "Series D Fixed Rate Remarketing Date" means (a) the first Series D Remarketing Date, assuming the Series D Remarketing Dealer has elected to purchase the Series D Remarketable Notes and we have not elected to exercise our Series D Floating Period Option, or (b) the subsequent Series D Remarketing Date on which the Series D Remarketing Dealer is obligated to remarket the Series D Remarketable Notes in the event that we have elected to exercise our Series D Floating Period Option.

  "Series E Fixed Rate Remarketing Date" means (a) the first Series E Remarketing Date, assuming the Series E Remarketing Dealer has elected to purchase the Series E Remarketable Notes and we have not elected to exercise our Series E Floating Period Option, or (b) the subsequent Series E Remarketing Date on which the Series E Remarketing Dealer is obligated to remarket the Series E Remarketable Notes in the event that we have elected to exercise our Series E Floating Period Option.

  "Series F Fixed Rate Remarketing Date" means (a) the first Series F Remarketing Date, assuming the Series F Remarketing Dealer has elected to purchase the Series F Remarketable Notes and we have not elected to exercise our Series F Floating Period Option, or (b) the subsequent Series F Remarketing Date on which the Series F Remarketing Dealer is obligated to remarket the Series F Remarketable Notes in the event that we have elected to exercise our Series F Floating Period Option.

  From and after the Series D, Series E or Series F Fixed Rate Remarketing Date, as applicable, until the maturity date of that series, interest will accrue on that series of Remarketable Notes at a fixed rate equal to the Interest Rate to Maturity. During this period, we will pay interest on such Remarketable Notes semi-annually on each six-month anniversary of the Fixed Rate Remarketing Date. Interest on such Remarketable Notes during this period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

  From and after the first Series D, Series E or Series F Remarketing Date, if we elect to exercise the applicable Series D, Series E or Series F Floating Period Option, interest on such Remarketable Notes accruing during any applicable Floating Rate Reset Period (as defined under the heading "Floating Rate Period" below) will be payable on the next following applicable Reference Rate Reset Date. Interest on such Remarketable Notes during such Floating Rate Reset Period will be computed on the basis of the actual number of days in such Floating Rate Reset Period over a 360-day year. See "Floating Rate Period" below.

Interest payable on any interest payment date for a series will be payable to the persons in whose names the Remarketable Notes of that series are registered on the 15th calendar day (whether or not a Business Day) immediately preceding the related interest payment date.

Interest payments will be in the amount of interest accrued from and including the next preceding interest payment date (or from and including the date of issuance if no interest has been paid or duly provided with respect to the Remarketable Notes) to but excluding the relevant interest payment date, Remarketing Date or stated maturity date, as the case may be.

Interest Rate to Maturity

If a Remarketing Dealer elects to purchase the Remarketable Notes of the applicable series, then by 3:30 p.m., New York City time, on the Floating Rate Spread Determination Date or the Fixed Rate Determination Date (each a "Determination Date"), as the case may be, that Remarketing Dealer will determine either (a) the Floating Rate Spread (as defined in "Floating Rate Period" below), in the event we have elected to exercise our Floating Period Option for that series, or (b) the Interest Rate to Maturity to the nearest one hundredth (0.01) of one percent per annum, unless we have elected to redeem, or are required to redeem, the Remarketable Notes of that series. The Floating Period Interest Rate for a series of Remarketable Notes will equal the sum of the Reference Rate (as defined in "Floating Rate Period" below) and the Floating Rate Spread for that series. The Interest Rate to Maturity for a series of Remarketable Notes shall be equal to the sum of 5.72% with respect to the Series D and Series F Remarketable Notes and 5.85% with respect to the Series E Remarketable Notes (in each case, the "Base Rate") and the Applicable Spread (as defined below), which will be based on the Dollar Price of the Remarketable Notes of that series. The Interest Rate to Maturity for a series of Remarketable Notes announced by the applicable Remarketing Dealer, absent manifest error, shall be binding and conclusive upon the beneficial owners of such Remarketable Notes, Dominion and the Trustee.

For this purpose, the following terms have the following meanings:

"Applicable Spread" shall be the lowest Fixed Rate Bid, expressed as a spread (in the form of a percentage or in basis points) above the Base Rate for the Remarketable Notes of a series, obtained by the Remarketing Dealer by 3:30 p.m., New York City time, on the Fixed Rate Determination Date for that series from the Fixed Rate Bids quoted to that Remarketing Dealer by up to five Reference Corporate Dealers.

A "Fixed Rate Bid" will be an irrevocable offer to purchase the aggregate outstanding principal amount of a series of Remarketable Notes at the Dollar Price, but assuming:

 (1) a settlement date that is the Fixed Rate Remarketing Date applicable to such series, without accrued interest,

 (2) a maturity date that is the 10th anniversary of the Fixed Rate Remarketing Date for that series, and

 (3) a stated annual interest rate equal to the Base Rate plus the spread bid by the Reference Corporate Dealer.

"Comparable Treasury Issue" for any of the Series D, Series E or Series F Remarketable Notes means the U.S. Treasury

Security selected by the applicable Remarketing Dealer, as of the first Determination Date for that series, as being the then current on-the-run ten-year U.S. Treasury Security (meaning the then most recently issued ten-year U.S. Treasury Security), unless, in the reasonable judgment of the Remarketing Dealer for that series, the then on-the-run ten-year U.S. Treasury Security is not then being used as the "pricing bond" for comparable corporate issues, in which case, the Comparable Treasury Issue will mean the "pricing bond" used at the time for comparable corporate issues or, if, in the reasonable judgment of the Remarketing Dealer for the series, there is no such "pricing bond", then the Comparable Treasury Issue will mean the U.S. Treasury Security or Securities selected by the Remarketing Dealer as having an actual or interpolated maturity or maturities comparable to the remaining term of that series of Remarketable Notes.

  "Comparable Treasury Price" means, with respect to the first Remarketing Date of a series of Remarketable Notes:

 (1) the offer prices for the Comparable Treasury Issue (expressed in each case as a percentage of their principal amount) at 12:00 noon, New York City time, on the first Determination Date, as set forth on "Telerate Page 500" (or such other page as may replace "Telerate Page 500"), or

 (2) if such page (or any successor page) is not displayed or does not contain such offer prices on such first Determination Date, (1) the average of up to five Reference Treasury Dealer Quotations for such Remarketing Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if fewer than five such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

  "Telerate Page 500" means the display designated as "Telerate page 500" on Dow Jones Markets (or such other page as may replace "Telerate page 500" on such service) or such other service displaying the offer prices, as may replace Dow Jones Markets.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer, the offer prices for the Comparable Treasury Issue (expressed in each case as a percentage of their principal amount) quoted in writing to the applicable Remarketing Dealer by such Reference Treasury Dealer, by 3:30 p.m., New York City time, on the applicable Determination Date.

  "Dollar Price" means, with respect to a series of Remarketable Notes (1) the principal amount of such Remarketable Notes, plus, (2) the premium equal to the excess, if any, of (A) the present value, as of the first Remarketing Date for that series, of the Remaining Scheduled Payments (as defined below) for such Remarketable Notes, discounted to such first Remarketing Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, over (B) the principal amount of such Remarketable Notes.

  "Fixed Rate Determination Date" means the third Business Day prior to the Fixed Rate Remarketing Date of a series of Remarketable Notes.

  "Reference Corporate Dealer" means each of up to five leading dealers of publicly traded debt securities, including our debt securities, which shall be selected by us. We will advise the applicable Remarketing Dealer of our selection of Reference Corporate Dealers no later than five Business Days prior to the applicable Series D, Series E or Series F Fixed Rate Remarketing Date. If either Banc of America Securities LLC ("Banc of America Securities") or Morgan Stanley & Co. Incorporated ("Morgan Stanley") is then acting as the Remarketing Dealer for the series, or if either or both are acting as an underwriter for that series, then either or both will be among the Reference Corporate Dealers we will select.

  "Reference Treasury Dealer" means each of up to five Primary U.S. Government Securities dealers (each a "Primary Treasury Dealer") to be selected by us, and their respective successors; provided that if any of the foregoing ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer. We will advise the applicable Remarketing Dealer of our selection of Reference Treasury Dealers no later than five Business Days prior to the applicable Series D, Series E or Series F Fixed Rate Remarketing Date. If either Banc of America Securities or Morgan Stanley is then acting as the Remarketing Dealer for the series, or if either or both are acting as an underwriter for that series, then either or both will be among the Reference Treasury Dealers we will select.

  "Remaining Scheduled Payments" means, with respect to a series of Remarketable Notes, the remaining scheduled payments of the principal of and interest on such Remarketable Notes, calculated at the Base Rate applicable to such series, that would be due after the first Remarketing Date, for such series, to and including the stated maturity date for such series; provided that if such first Remarketing Date is not an interest payment date, the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such first Remarketing Date.

  "Treasury Rate" for a series of Remarketable Notes means, with respect to a Remarketing Date the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue for such series of Remarketable Notes, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Remarketing Date.

  The Treasury Rate will be calculated on the third Business Day preceding the applicable Remarketing Date.

Notification of Interest Rate to Maturity

  Subject to a Remarketing Dealer's election to remarket the Series D, Series E or Series F Remarketable Notes, as applicable, the applicable Remarketing Dealer shall notify us, the Trustee and The Depository Trust Company by telephone, confirmed in writing (which may include facsimile or other electronic transmission), by 4:00 p.m., New York City time, on the Series D, Series E or Series F Fixed Rate Determination Date of the Interest Rate to Maturity effective from and including the Series D, Series E or Series F Fixed Rate Remarketing Date.

Floating Rate Period

  Following a Remarketing Dealer's election to purchase the applicable series of Remarketable Notes, but prior to the fourth Business Day immediately preceding the first Remarketing Date for that series (the

"Floating Period Notification Date"), we may elect to exercise our Floating Period Option for that series. If we exercise this Floating Period Option, the Remarketable Notes of that series will be remarketed at a floating rate equal to the Floating Period Interest Rate for a period of one year, or for the period ending on a date which otherwise would be a Reference Rate Reset Date for that series following the date on which we elect to terminate such Floating Rate Period (the "Floating Rate Period Termination Notification Date"), whichever is shorter (the last day of such period being the "Floating Period Termination Date"). In the event that we exercise our Floating Period Option for a series, the maturity of the Remarketable Notes for that series will be extended to the tenth anniversary of the Fixed Rate Remarketing Date for that series, not to exceed September 16, 2013, in the case of the Series D Remarketable Notes, September 15, 2015, in the case of the Series E Remarketable Notes or September 16, 2013, in the case of the Series F Remarketable Notes.

  The amount of interest for each day that the Remarketable Notes of a series are outstanding during the Floating Rate
Period for that series will be calculated by dividing the Floating Period Interest Rate in effect for that day by 360 and multiplying the result by the Dollar Price. The amount of interest to be paid for a Floating Rate Reset Period will be calculated by adding the daily interest amounts for each day in that Floating Rate Reset Period. The Floating Period Interest Rate for a series of Remarketable Notes announced by the Remarketing Dealer for that series, absent manifest error, will be binding and conclusive upon the beneficial owners of such Remarketable Notes, Dominion and the Trustee.

  For this purpose, the following terms have the following meanings:

  "Floating Period Interest Rate" for a series of Remarketable Notes means the sum of the Reference Rate and the Floating Rate Spread for such series.

  "Floating Rate Spread Determination Date" for a series of Remarketable Notes means the third Business Day prior to the Floating Rate Remarketing Date for such series.

  "Floating Rate Remarketing Date" means September 16, 2002 in the event that we have elected to exercise our Series D Floating Period Option, September 15, 2004 in the event that we have elected to exercise our Series E Floating Period Option or September 16, 2002, in the event that we have elected to exercise our Series F Floating Period Option.

  "Series D Floating Period Option" means our right, on any date subsequent to the Series D Remarketing Dealer's election to purchase the Series D Remarketable Notes, but prior to the fourth Business Day immediately preceding the first Series D Remarketing Date, to require the Series D Remarketing Dealer to remarket the Series D Remarketable Notes at the Floating Period Interest Rate.

  "Series E Floating Period Option" means our right, on any date subsequent to the Series E Remarketing Dealer's election to purchase the Series E Remarketable Notes, but prior to the fourth Business Day immediately preceding the first Series E Remarketing Date, to require the Series E Remarketing Dealer to remarket the Series E Remarketable Notes at the Floating Period Interest Rate.

  "Series F Floating Period Option" means our right, on any date subsequent to the Series F Remarketing Dealer's election to purchase the Series F Remarketable Notes, but prior to the fourth Business Day immediately preceding the first Series F Remarketing Date, to require the Series F Remarketing Dealer to remarket the Series F Remarketable Notes at the Floating Period Interest Rate.

  "Floating Rate Period" with respect to a series of Remarketable Notes, means the period from (and including) the Floating Rate Remarketing Date for that series to (but excluding) the applicable Floating Period Termination Date for that series.

  "Floating Rate Spread" shall be the lowest applicable Floating Rate Bid expressed as a spread (in the form of a percentage or in basis points) above the Reference Rate for a series of Remarketable Notes obtained by the Remarketing Dealer for that series by 3:30 p.m., New York City time, on the third Business Day prior to the Floating Rate Remarketing Date for that series, from the Floating Rate Bids quoted to that Remarketing Dealer by up to five Reference Money Market Dealers.

  A "Floating Rate Bid" will be an irrevocable offer to purchase the aggregate outstanding principal amount of a series of Remarketable Notes at the Dollar Price for that series, but assuming:

 (1) a settlement date that is the Floating Rate Remarketing Date for that series without accrued interest,

 (2) a maturity date equal to the Floating Period Termination Date for that series,

 (3) a stated annual interest rate equal to the Reference Rate plus the Floating Rate Spread for that series,

 (4) that such Remarketable Notes are callable for repurchase by the Remarketing Dealer for that series at the Dollar Price on the Floating Period Termination Date for that series and

 (5) that we will redeem such Remarketable Notes at the Dollar Price on the Floating Period Termination Date for that series if not previously repurchased by a Remarketing Dealer for that series.

  "Floating Rate Reset Period" with respect to a series of Remarketable Notes, means the period from (and including) the first Reference Rate Reset Date for that series to (but excluding) the next following Reference Rate Reset Date, and thereafter the period from (and including) a Reference Rate Reset Date for that series to (but excluding) the next following Reference Rate Reset Date; provided that the final Floating Rate Reset Period during the Floating Rate Period for such series will run to (but exclude) the Floating Period Termination Date for such series.

  "Reference Money Market Dealer" means each of up to five dealers of publicly traded debt securities, including our debt securities, selected by us, who are also leading dealers in money market instruments. We will advise the applicable Remarketing Dealer of our selection of Reference Money Market Dealers no later than five Business Days prior to the applicable Floating Rate Remarketing Date. If Banc of America Securities or Morgan Stanley is then a Series D, Series E or Series F Remarketing Dealer for that series, or if either or both are acting as an underwriter for that series, then either or both will be among the Reference Money Market Dealers we will select.

  "Reference Rate" means:

 (1) The rate for each Floating Rate Reset Period which will be the rate for deposits in U.S. Dollars for a period of one month which appears on the Telerate Page 3750 (or any successor page) as of 11:00 a.m., London time, on the applicable Reference Rate Determination Date.

 (2) If no rate appears on Telerate Page 3750 on the Reference Rate Determination Date, the applicable Remarketing Dealer will request the principal London offices of four major reference banks in the London Inter-Bank Market to provide it with their offered quotations for deposits in U.S. Dollars for the period of one month, commencing on the first day of the Floating Rate Reset Period, to prime banks in the London Inter-Bank Market at approximately 11:00 a.m., London time, on the Reference Rate Determination Date and in a principal amount that is representative for a single transaction in U.S. Dollars in that market at that time. If at least two quotations are provided, then the Reference Rate will be the average of those quotations. If fewer than two quotations are provided, then the Reference Rate will be the average (rounded, if necessary, to the nearest one hundredth (0.01) of one percent) of the rates quoted at approximately 11:00 a.m., New York City time, on the Reference Rate Determination Date by three major banks in New York City selected by the applicable Remarketing Dealer for loans in U.S. dollars to leading European banks, having a one-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If the banks selected by the Remarketing Dealer are not providing quotations in the manner described by this paragraph, the rate for the Floating Rate Reset Period following the Reference Rate Determination Date will be the rate in effect on that Reference Rate Determination Date.

  "Telerate Page 3750" means the display designated as "Telerate page 3750" on Dow Jones Markets (or such other page as may replace "Telerate page 3750" on such service) or such other service displaying the offer prices, as may replace Dow Jones Markets.

  "Reference Rate Reset Date" means the first Series D Remarketing Date, the first Series E Remarketing Date or the first Series F Remarketing Date, as applicable, or, in each case, the 15th day of each month thereafter until (but excluding) the Floating Period Termination Date applicable to such series.

  "Reference Rate Determination Date" will be the second LIBOR Business Day preceding each Reference Rate Reset Date.

Mandatory Tender

  On a Business Day not earlier than 15 Business Days prior to the first Series D, Series E or Series F Remarketing Date, as applicable, and not later than 4:00 p.m., New York City time, on the tenth Business Day prior to the first Series D, Series E or Series F Remarketing Date, the applicable Remarketing Dealer will notify us and the Trustee as to whether it elects to purchase the Series D, Series E or Series F Remarketable Notes on such Series D, Series E or Series F Remarketing Date (the "Notification Date").

  If, and only if, the Series D, Series E or Series F Remarketing Dealer, as applicable, so elects at the first Remarketing Date, or upon the subsequent Remarketing Date, if any, such Series D, Series E or Series F Remarketable Notes will be subject to mandatory tender to the Series D, Series E or Series F Remarketing Dealer for purchase and remarketing on such Series D, Series E or Series F Remarketing Date, in accordance with the terms and subject to the conditions described in this prospectus supplement.

  Each series of Remarketable Notes will be remarketed at a fixed rate of interest equal to the Interest Rate to Maturity, unless we have elected to exercise our applicable Series D, Series E or Series F Floating Period Option, prior to the fourth Business Day prior to the first Remarketing Date. Under these circumstances, the Series D, Series E or Series F Remarketable Notes will be remarketed at a floating rate for up to one year until the Floating Period Termination Date for each series, at which time they will be remarketed at a fixed rate of interest equal to the Interest Rate to Maturity unless we have chosen to redeem, or are required to redeem, such Remarketable Notes.

  The purchase price payable to the holders of tendered Remarketable Notes will be equal to 100% of the aggregate principal amount thereof on the first Series D, Series E or Series F Remarketing Date, as applicable, or the Dollar Price on the subsequent Series D, Series E or Series F Remarketing Date.

  Subject to a Remarketing Dealer's election to purchase and remarket the Series D, Series E or Series F Remarketable Notes, on the first Series D, Series E or Series F Remarketing Date, as applicable, the Remarketing Dealer will then sell the aggregate principal amount of the Series D, Series E or Series F Remarketable Notes at the Dollar Price to the Reference Money Market Dealer, or to the Reference Corporate Dealer, whichever is applicable, providing the lowest applicable Fixed Rate Bid or applicable Floating Rate Bid. If the lowest applicable Fixed Rate Bid or applicable Floating Rate Bid is submitted by two or more of the applicable Reference Dealers, the Remarketing Dealer may sell such Series D, Series E or Series F Remarketable Notes to one or more of such Reference Dealers, as it will determine in its sole discretion.

  At the subsequent Remarketing Date for a series of Remarketable Notes, if any, following the applicable Remarketing Dealer's purchase of the Remarketable Notes, the Remarketing Dealer will then sell the aggregate principal amount of the Series D, Series E or Series F Remarketable Notes at the Dollar Price to the Reference Corporate Dealer providing the lowest applicable Fixed Rate Bid. If the lowest applicable Fixed Rate Bid is submitted by two or more of the Reference Corporate Dealers, the Remarketing Dealer may sell such Series D, Series E or Series F Remarketable Notes to one or more of such Reference Corporate Dealers, as it will determine in its sole discretion.

  If a Remarketing Dealer elects to remarket the Series D, Series E or Series F Remarketable Notes, the obligation of such Remarketing Dealer to purchase the Series D, Series E or Series F Remarketable Notes on any Remarketing Date, as applicable, is subject to certain conditions set forth in the applicable Remarketing Agreement.

  If for any reason the applicable Remarketing Dealer does not purchase all of the Series D, Series E or Series F Remarketable Notes on any applicable Remarketing Date, we will be required to redeem all of the Series D, Series E or Series F Remarketable Notes as discussed under "Mandatory Redemption".

Mandatory Redemption

  We will be required to redeem the Series D, Series E or Series F Remarketable Notes in whole on the applicable Remarketing Date at a price equal to 100% of the aggregate principal amount of the Series D, Series E or Series F Remarketable Notes, as applicable, if such Series D, Series E or Series F Remarketing Date is the first Series D, Series E or Series F Remarketing Date, or at the Dollar Price on the subsequent applicable Remarketing Date, plus all accrued and unpaid interest, if any, to the applicable Series D, Series E or Series F Remarketing Date in the event that:

 (1) the applicable Remarketing Dealer for any reason does not elect, by notice to us and the Trustee not later than the Notification Date, to purchase all of the outstanding applicable Series D, Series E or Series F Remarketable Notes for remarketing on the first Series D, Series E or Series F Remarketing Date, as applicable,

 (2) prior to any Series D, Series E or Series F Remarketing Date, the Series D, Series E or Series F Remarketing Dealer resigns and no successor has been appointed on or before the applicable Determination Date,

 (3) at any time after a Remarketing Dealer elects on the Notification Date to remarket the Series D, Series E or Series F Remarketable Notes, the Remarketing Dealer elects to terminate its Remarketing Agreement in accordance with its terms,

 (4) a Remarketing Dealer for any reason does not notify us of the Series D, Series E or Series F Floating Period Interest Rate or of the Series D, Series E or Series F Interest Rate to Maturity by 4:00 p.m. New York City time, on the applicable Determination Date,

 (5) a Remarketing Dealer for any reason does not deliver the purchase price of the Series D, Series E or Series F Remarketable Notes to the Trustee on the Series D, Series E or Series F Remarketing Date, or does not purchase all tendered Series D, Series E or Series F Remarketable Notes on such Series D, Series E or Series F Remarketing Date, or

 (6) we for any reason fail to redeem the Series D, Series E or Series F Remarketable Notes from a Remarketing Dealer following our election to effect such redemption.

Optional Redemption

  If a Remarketing Dealer elects to purchase and remarket the Series D, Series E or Series F Remarketable Notes, we have the option to redeem all of such series of Remarketable Notes. To exercise this redemption option we must notify the Remarketing Dealer and the Trustee, not later than 4:00 p.m., New York City time, on the Business Day immediately preceding any applicable Determination Date that we irrevocably elect to exercise our right to redeem the Series D, Series E or Series F Remarketable Notes in whole from the applicable Remarketing Dealer on the first Series D, Series E or Series F Remarketing Date or on the Series D, Series E or Series F Floating Period Termination Date immediately following the applicable Determination Date.

  If we so elect to redeem the Series D, Series E or Series F Remarketable Notes, we will redeem the Series D, Series E or Series F Remarketable Notes from the Remarketing Dealer on the date specified at the Dollar Price, plus all accrued and unpaid interest, if any, to such date.

Post-Remarketing Optional Redemption

  After the Series D Fixed Rate Remarketing Date, in the case of the Series D Remarketable Notes, after the Series E Fixed Rate Remarketing Date, in the case of the Series E Remarketable Notes, and after the Series F Fixed Rate Remarketing Date, in the case of the Series F Remarketable Notes, the Remarketable Notes are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

 --100% of the principal amount of the Series D, Series E or Series F
   Remarketable Notes then outstanding to be redeemed, or

 --the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to such applicable Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 15 basis points in the case of the Series D Remarketable Notes, plus 20 basis points in the case of the Series E Remarketable Notes, or 15 basis points in the case of the Series F Remarketable Notes, as calculated by an Independent Investment Banker, plus, in either of the above cases, accrued and unpaid interest thereon to the applicable Redemption Date.

  "Adjusted Treasury Rate" means, with respect to any Redemption Date:

 --the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities", for the maturity corresponding to the Post- Remarketing Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the applicable series of Remarketable Notes, yields for the two published maturities most closely corresponding to the Post-Remarketing Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

 --if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Post-Remarketing Comparable Treasury Issue, calculated using a price for the Post-Remarketing Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Post-Remarketing Comparable Treasury Price for such Redemption Date.

  The Adjusted Treasury Rate will be calculated on the third Business Day preceding the applicable Redemption Date.

  "Post-Remarketing Comparable Treasury Issue" for any of the Series D, Series E or Series F Remarketable Notes means the U.S. Treasury Security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Remarketable Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Remarketable Notes or, if, in the reasonable judgment of the Independent Investment Banker for the series, there is no such security, then the Post-Remarketing Comparable Treasury Issue will mean the U.S. Treasury Security or Securities selected by an Independent Investment Banker as having an actual or interpolated maturity or maturities comparable to the remaining term of that series of Remarketable Notes.

  "Post-Remarketing Comparable Treasury Price" means (1) the average of five Post-Remarketing Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Post-Remarketing Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Post Remarketing Reference Treasury Dealer Quotations, the average of all such quotations.

  "Independent Investment Banker" means either Banc of America Securities or Morgan Stanley and their respective successors as selected by us, or if all of these firms are unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

  "Post-Remarketing Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Post-Remarketing Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

  We will mail a notice of redemption at least 20 days but not more than 60 days before a Redemption Date to each holder of Series D, Series E or Series F Remarketable Notes to be redeemed. If we elect to partially redeem the Series D, Series E or Series F Remarketable Notes, the Trustee will select in a fair and appropriate manner the Series D, Series E or Series F Remarketable Notes to be redeemed.

  Unless we default in payment of the redemption price, on and after a Redemption Date, interest will cease to accrue on the Series D, Series E or Series F

Remarketable Notes or portions thereof called for redemption.

Limitation on Liens

  While any of the Remarketable Notes are outstanding, we are not permitted to create liens upon any Principal Property (as defined below) or upon any shares of stock of any Material Subsidiary (as defined below), which we now own or own in the future, to secure any of our debt, unless at the same time we provide that any outstanding Remarketable Notes will also be secured by that lien on an equal and ratable basis. However, we are generally permitted to create the following types of liens:

 (1) purchase money liens on future property acquired by us; liens of any kind existing on property or shares of stock at the time they are acquired by us; conditional sales agreements and other title retention agreements on future property acquired by us (as long as none of those liens cover any of our other properties);

 (2) liens on our property or any shares of stock of any Material Subsidiary that exist as of the date the Remarketable Notes are first issued; liens on the shares of stock of any corporation, which liens existed at the time that corporation became a Material Subsidiary; certain liens typically incurred in the ordinary course of business;

 (3) liens in favor of the United States (or any State), any foreign country or any department, agency or instrumentality or political subdivision of those jurisdictions, to secure payments pursuant to any contract or statute or to secure any debt incurred for the purpose of financing the purchase price or the cost of constructing or improving the property subject to those liens, including, for example, liens to secure debt of the pollution control or industrial revenue bond type;

 (4) debt that we may issue in connection with a consolidation or merger of Dominion or any Material Subsidiary with or into any other company (including any of our affiliates or Material Subsidiaries) in exchange for secured debt of that company (Third Party Debt) as long as that debt
     (i) is secured by a mortgage on all or a portion of the property of that company, (ii) prohibits secured debt from being incurred by that company, unless the Third Party Debt is secured on an equal and ratable basis or (iii) prohibits secured debt from being incurred by that company;

 (5) debt of another company that we must assume in connection with a consolidation or merger of that company, with respect to which any of our property is subjected to a lien;

 (6) liens on any property that we acquire, construct, develop or improve after the date the Remarketable Notes are first issued that are created before or within 18 months after the acquisition, construction, development or improvement of the property and secure the payment of the purchase price or related costs;

 (7) liens in favor of Dominion, our Material Subsidiaries or our wholly-owned subsidiaries;

 (8) the replacement, extension or renewal of any lien referred to above in clauses (1) through (7) as long as the amount secured by the liens or the property subject to the liens is not increased; and

 (9) any other lien not covered by clauses (1) through (8) above as long as immediately after the creation of the lien the aggregate principal amount of debt secured by all liens created or assumed under this clause
     (9) does not exceed 10% of our common shareholders' equity.

  When we use the term "lien" in this section, we mean any mortgage, lien, pledge, security interest or other encumbrance of any kind; "Material Subsidiary" means each of our subsidiaries (excluding Dominion Capital, Inc.) whose total assets (as determined in accordance with GAAP) represent at least 20% of Dominion's total assets on a consolidated basis; and "Principal Property" means any of Dominion's plants or facilities located in the United States that in the opinion of our Board of Directors or management is of material importance to the business conducted by Dominion and our consolidated subsidiaries taken as whole.

Book-Entry Only Issuance--The Depository Trust Company

  The Depository Trust Company (DTC) will act as the initial securities depositary for the Remarketable Notes. The Remarketable Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global certificates for each series of Remarketable Notes will be issued, representing in the aggregate the total principal amount of Remarketable Notes, and will be deposited with DTC or its custodian.

  The following is based on information furnished to us by DTC:

   DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants (Participants) and to facilitate the clearance and settlement of securities transactions among its Participants in these securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's
 Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Persons who are not Participants may beneficially own securities held by DTC only through Participants.

   DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others including securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (Indirect

 Participants). The rules applicable to DTC and its Participants are on file with the SEC.

   Purchases of Remarketable Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Remarketable Notes on DTC's records. The ownership interest of each actual purchaser of Remarketable Notes (Beneficial Owner) is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Remarketable Notes. Transfers of ownership interests in the Remarketable Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Remarketable Notes, except in the event that use of the book-entry system for the Remarketable Notes is discontinued.

   DTC has no knowledge of the actual Beneficial Owners of the Remarketable Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts the Remarketable Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Although voting with respect to the Remarketable Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Remarketable Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Remarketable Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

   Payments on the Remarketable Notes will be made to DTC in immediately available funds. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the relevant payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the Participant and not of DTC or Dominion, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is our responsibility, disbursement of the payments to Direct

 Participants is the responsibility of DTC, and disbursement of the payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

   Except as provided in this prospectus supplement, a Beneficial Owner of Remarketable Notes will not be entitled to receive physical delivery of Remarketable Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Remarketable Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global Remarketable Note.

   DTC may discontinue providing its services as securities depositary with respect to the Remarketable Notes at any time by giving reasonable notice to us. Under those circumstances, in the event that a successor securities depositary is not obtained, Remarketable Notes certificates will be printed and delivered to the holders of record. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Remarketable Notes. In that event, certificates for the Remarketable Notes will be printed and delivered to the holders of record.

  We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

Settlement

  In the event that any of the Series D, Series E or Series F Remarketable Notes are remarketed, the Series D, Series E or Series F Remarketing Dealer, as applicable, will pay to the Trustee, not later than 12:00 noon, New York City time, on the first Series D, Series E or Series F Remarketing Date, as applicable, an amount equal to 100% of the aggregate principal amount of the Series D, Series E or Series F Remarketable Notes or on the subsequent Series D, Series E or Series F Remarketing Date, an amount equal to the Dollar Price.

  On any such Series D, Series E or Series F Remarketing Date, the applicable Remarketing Dealer will cause the Trustee to make payment to DTC for payment to the DTC Participant of each tendering Beneficial Owner of Series D, Series E or Series F Remarketable Notes, subject to remarketing, by book-entry through DTC by the close of business on such Series D, Series E or Series F Remarketing Date, against delivery through DTC of such Beneficial Owner's tendered Series D, Series E or Series F Remarketable Notes, of the purchase price for tendered Series D, Series E or Series F Remarketable Notes that have been purchased for remarketing by a Remarketing Dealer.

  The purchase price of such tendered Remarketable Notes shall be equal to 100% of the aggregate principal amount thereof on the first Series D, Series E or Series F Remarketing Date or the Dollar Price on the subsequent Series D, Series E or Series F Remarketing Date. We will make, or cause the Trustee to make, payment to DTC for payment of interest to each Beneficial Owner of Remarketable Notes, due on a Remarketing Date by book-entry through

DTC, by the close of business on such Remarketing Date.

  The transactions described above will be executed on each Remarketing Date through DTC in accordance with the procedures of DTC, and the accounts of the respective Participants will be debited and credited, and the Remarketable Notes delivered by book-entry as necessary to effect the purchases and sales thereof.

  Settlement for the Remarketable Notes on the date of issuance will be made by the underwriters in immediately available funds. All payments of principal and interest in respect of the Remarketable Notes in book-entry form will be made in immediately available funds. The Remarketable Notes will trade in DTC's Same-Day Funds Settlement System until the Maturity Date or Remarketing Date, as the case may be, or until the Remarketable Notes are issued in definitive form, and secondary market trading activity in the Remarketable Notes will be required by DTC to settle in immediately available funds.

  The tender and settlement procedures described above, including the provisions for payment to selling Beneficial Owners of tendered Remarketable Notes, or for payment by the purchasers of Remarketable Notes, in a remarketing, may be modified to the extent required by DTC or, if the book-entry system is no longer available for the Remarketable Notes at the time of a remarketing, to the extent required to facilitate the tendering and remarketing of Remarketable Notes in certificated form. In addition, a Remarketing Dealer may modify the settlement procedures set forth above in order to facilitate the settlement process.

  As long as DTC or its nominee holds a certificate representing the Remarketable Notes in the book-entry system of DTC, no certificates for such Remarketable Notes will be delivered to any Beneficial Owner. In addition, under the terms of the Remarketable Notes and the applicable Remarketing Agreement, we have agreed that (1) we will use our best efforts to maintain the Remarketable Notes in book-entry form with DTC or any successor thereto, and to appoint a successor depository to the extent necessary to maintain the Remarketable Notes in book-entry form and (2) we will waive any discretionary right we otherwise have under the Senior Indenture to cause the Remarketable Notes to be issued in certificated form.

Remarketing Dealers

  On or prior to the date of original issuance of the Remarketable Notes, we will enter into Remarketing Agreements with Banc of America Securities as Remarketing Dealer for the Series D and Series F Remarketable Notes and Morgan Stanley as Remarketing Dealer for Series E Remarketable Notes. The Remarketing Dealers will not receive any fees or reimbursement of expenses from us in connection with the remarketing, except under certain circumstances. The aggregate price paid to us by the underwriters for the purchase of the Remarketable Notes will include an amount paid by each Remarketing Dealer for its right to remarket the Series D, Series E or Series F Remarketable Notes.

  We will agree to indemnify each Remarketing Dealer against certain liabilities, including liabilities under the Securities Act, arising out of or in connection with its duties under each Remarketing Agreement.

  If a Remarketing Dealer elects to remarket the Series D, Series E or Series F Remarketable Notes, the obligation of the Remarketing Dealer to purchase such Remarketable Notes will be subject to several conditions set forth in the applicable Remarketing Agreement. In addition, upon the occurrence of certain events after the Remarketing Dealer elects to remarket the Series D, Series E or Series F Remarketable Notes, as applicable, a Remarketing Dealer will have the right to terminate its Remarketing Agreement or terminate its obligation to purchase the Series D, Series E or Series F Remarketable Notes, as applicable, or, until 3:30 p.m., New York City time, on the Business Day immediately preceding the applicable Remarketing Date, to redetermine the applicable interest rate.

  No Beneficial Owner of the Series D, Series E or Series F Remarketable Notes will have any rights or claims under the Series D, Series E or Series F Remarketing Agreement or against us or the Series D, Series E or Series F Remarketing Dealer, as a result of the Series D, Series E or Series F Remarketing Dealer not purchasing the Remarketable Notes, as applicable.

  Each Remarketing Agreement will provide that a Remarketing Dealer may resign at any time as a Remarketing Dealer, such resignation to be effective ten Business Days after the delivery to us and the Trustee of notice of such resignation. In such case, we have no obligation to appoint a successor Remarketing Dealer. A Remarketing Dealer may exercise any vote or join in any action that any Beneficial Owner of Remarketable Notes may be entitled to exercise, or take, as if it did not act in any capacity under the Remarketing Agreement. A Remarketing Dealer, in its individual capacity, either as principal or agent, may engage in or have an interest in any financial or other transaction with us, as freely as if it did not act in any capacity under a Remarketing Agreement.

  As long as the Series D, Series E or Series F Remarketing Agreement is in effect, we will not acquire any of the Series D, Series E or Series F Remarketable Notes, as applicable, prior to any remarketing by the respective Remarketing Dealer, other than in connection with the fulfillment of our obligation to redeem the Remarketable Notes, or the exercise of our right to redeem the Remarketable Notes, on a Remarketing Date. After all Remarketing Dates or termination of a Remarketing Agreement prior thereto, we may at any time purchase any Series D, Series E or Series F Remarketable Notes, as applicable, at any price in the open market or otherwise. The Series D, Series E or Series F Remarketable Notes so purchased by us may, at our discretion, be held, resold or surrendered to the Trustee for cancellation.

The Trustee

  The trustee under the Indenture is The Chase Manhattan Bank. The Chase Manhattan Bank is also the property and guarantee trustee for Dominion Resources Capital Trust I and the trustee under the indenture related to our Junior Subordinated Debentures.

Recent Accounting Developments

  For purposes of financial accounting and reporting for publicly held companies, the

SEC may require prospective investors to separately account for a Remarketing Dealer's option to purchase and to remarket the Remarketable Notes on the first Remarketing Date. Persons considering investing in the Remarketable Notes, who are required to file financial reports with the SEC pursuant to the Exchange Act, should consult their own accounting advisors concerning potential reporting requirements.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Remarketable Notes is based upon the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations, IRS rulings and pronouncements and administrative and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. This summary deals only with Remarketable Notes held as capital assets (within the meaning of section 1221 of the Code) and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, persons holding Remarketable Notes as a hedge against currency risk or as a position in a "straddle," or as part of a conversion transaction, or persons whose functional currency is not the U.S. dollar. This summary does not address the tax laws of any state, local or foreign government that may be applicable.

  PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF THE REMARKETABLE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE REMARKETABLE NOTES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

  As used herein, the term "U.S. Holder" means a beneficial owner of Remarketable Notes that is for United States Federal income tax purposes (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(3) an estate whose income is subject to United States Federal income tax regardless of its source, or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of Remarketable Notes that is not a U.S. Holder.

  The United States Federal income tax treatment of debt obligations such as the Remarketable Notes is not entirely certain.

Because the Series D, Series E or Series F Remarketable Notes are subject to mandatory tender on the applicable Series D, Series E or Series F Remarketing Date, Dominion intends to treat the Remarketable Notes as maturing on the applicable Remarketing Date for United States Federal income tax purposes. By purchasing the Remarketable Notes, the U.S. Holder agrees to follow such treatment for United States Federal income tax purposes. Based on such treatment, interest on the Remarketable Notes should constitute "qualified stated interest" and generally should be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received (in accordance with the U.S. Holder's regular method of accounting). If, under the foregoing treatment, the excess of the Remarketable Notes' "stated redemption price at maturity" over their "issue price" does not equal or exceed the statutory de minimis amount (generally 1/4 of 1% of the Series D, Series E or Series F Remarketable Notes' stated redemption price at the Series D, Series E or Series F Remarketing Date, as applicable, multiplied by the number of complete years to the applicable Remarketing Date from its issue date), the Remarketable Notes will not be treated as having original issue discount.

  If the excess of the Remarketable Notes' stated redemption price at maturity over their issue price is equal to or greater than the statutory de minimis amount, a U.S. Holder must include original issue discount in ordinary interest income for United States Federal income tax purposes as it accrues under a "constant yield to maturity" method in advance of receipt of the cash payments attributable to such income, regardless of the U.S. Holder's regular method of accounting. In such event, a U.S. Holder:

 . will be required to accrue an amount of original issue discount in income each year under such method as determined under Section 1272 of the Internal Revenue Code (under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods),

 . will not separately report the actual cash payments of interest on the Remarketable Notes as taxable income,

 . will increase its tax basis in the Remarketable Notes by the amount of original issue discount included in its gross income, and

 . will decrease its tax basis in the Remarketable Notes by the amount of cash payments in respect of the accrued original issue discount.

  Under the foregoing treatment, upon the sale, exchange or retirement of the Remarketable Notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the Remarketable Notes. A U.S. Holder's adjusted tax basis in the Remarketable Notes generally will equal such U.S. Holder's initial investment in the Remarketable Notes increased by original issue discount included in income and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such Remarketable Notes.

  The highest marginal individual Federal income tax rate (which applies to ordinary income and gain from sales or exchanges of capital assets held for one year or less) is 39.6%. In the case of a U.S. Holder who is an invidual taxpayer, taxable gain recognized from the sale or exchange of Remarketable Notes held as capital assets for longer than one year is subject to tax at a maximum capital gain tax rate of 20%. The use of capital losses is subject to certain limitations. With limited exceptions, net capital gains of a corporate taxpayer are subject to tax at ordinary corporate income tax rates of up to 35%.

  There can be no assurance that the IRS will agree with Dominion's treatment of the Remarketable Notes, and it is possible that the IRS could assert another treatment. For instance, it is possible that the IRS could seek to treat the Remarketable Notes as maturing on their stated maturity date.

  The Treasury regulations do not address debt instruments involving a reset mechanism identical to the reset mechanism in the Remarketable Notes. Thus it is possible that the IRS could treat the Remarketable Notes as "contingent payment debt instruments." In such event, under Treasury regulations governing debt instruments that provide for contingent payments (the "Contingent Payment Regulations"), Dominion would be required to construct a projected payment schedule for the Remarketable Notes, based upon Dominion's current borrowing costs for comparable debt instruments of Dominion, from which an estimated yield on the Remarketable Notes would be calculated. A U.S. Holder would be required to include in income original issue discount in an amount equal to the product of the adjusted issue price of the Remarketable Notes at the beginning of each interest accrual period and the estimated yield of the Remarketable Notes. In general, for these purposes, a series of Remarketable Notes' adjusted issue price would equal the Remarketable Notes' issue price increased by the interest previously accrued on the Remarketable Notes, and reduced by all payments made on the Remarketable Notes. As a result of the application of the Contingent Payment Regulations, it is possible that a U.S. Holder would be required to include interest in income in excess of actual cash payments received for certain taxable years.

  In addition, the character of any gain or loss, upon the sale or exchange of the Remarketable Notes (including a sale pursuant to the mandatory tender on the Remarketing Date) by a U.S. Holder, would likely differ if the Remarketable Notes were treated as contingent payment obligations. Any such taxable gain generally would be treated as ordinary income. Any such taxable loss generally would be ordinary to the extent of previously accrued original issue discount, and any excess would generally be treated as capital loss.

Non-U.S. Holders

  A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on the Remarketable Notes, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of Dominion, a controlled foreign corporation related to Dominion or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (1) is signed by the beneficial owner of the Remarketable Notes under penalties of perjury, (2) certifies that such owner is not a U.S. Holder and (3) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If the Remarketable Notes are held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

  Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on any amount which constitutes gain upon retirement or disposition of the Remarketable Notes, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

  A non-U.S. Holder that is engaged in a trade or business in the United States will generally be taxed in the same manner as a U.S. Holder on payments on, or gain from the retirement or disposition of, Remarketable Notes if such payments or gain is effectively connected with the conduct of such U.S. trade or business.

Backup Withholding

  Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Remarketable Notes to registered owners who are not "exempt recipients" and who fail to provided certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Remarketable Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

  In addition, upon the sale of Remarketable Notes to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

  Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

Final Withholding Regulations

  The Treasury Department recently issued final Treasury regulations (the Final Regulations) which make certain modifications to the withholding, backup withholding and information reporting rules described above. The Final Regulations attempt to unify certification requirements and modify reliance standards. The Final Regulations will generally be effective for payments made after January 1, 2001 subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the Final Regulations.

UNDERWRITING

  Under the terms and subject to the conditions contained in an underwriting agreement, dated September 6, 2000 (the Underwriting Agreement), the underwriters named below have agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the Series D, Series E or Series F Remarketable Notes set forth opposite their respective names below:

                                                                    Principal
                                                                    Amount of
                                                                     Series D
                                                                   Remarketable
Name                                                                  Notes
----                                                               ------------
Banc of America Securities LLC.................................... $ 70,000,000
Morgan Stanley & Co. Incorporated.................................   70,000,000
Credit Suisse First Boston Corporation ...........................   30,000,000
Lehman Brothers Inc. .............................................   30,000,000
                                                                   ------------
Total............................................................. $200,000,000
                                                                   ============

                                                                    Principal
                                                                    Amount of
                                                                     Series E
                                                                   Remarketable
Name                                                                  Notes
----                                                               ------------
Banc of America Securities LLC.................................... $ 87,500,000
Morgan Stanley & Co. Incorporated.................................   87,500,000
Credit Suisse First Boston Corporation ...........................   37,500,000
Lehman Brothers Inc. .............................................   37,500,000
                                                                   ------------
Total............................................................. $250,000,000
                                                                   ============

                                                                    Principal
                                                                    Amount of
                                                                     Series F
                                                                   Remarketable
Name                                                                  Notes
----                                                               ------------
Banc of America Securities LLC.................................... $ 87,500,000
Morgan Stanley & Co. Incorporated.................................   87,500,000
Credit Suisse First Boston Corporation ...........................   37,500,000
Lehman Brothers Inc. .............................................   37,500,000
                                                                   ------------
Total............................................................. $250,000,000
                                                                   ============

  Banc of America Securities LLC and Morgan Stanley & Co. Incorporated are acting as joint book-running managers in connection with the offering of the Remarketable Notes.

  The Underwriting Agreement provides that the obligations of the several underwriters to purchase and pay for the Remarketable Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the Remarketable Notes if any are taken.

  The underwriters initially propose to offer some of the Remarketable Notes directly to the public at the public offering price set forth on the cover page and some to certain dealers at a price that represents a concession not in excess of 0.15% of the principal amount of the Series D Remarketable Notes, 0.35% of the principal amount of the Series E Remarketable Notes and 0.15% of the principal amount of the Series F Remarketable Notes. Any underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed 0.10% of the principal amount of the Series D Remarketable Notes, 0.10% of the principal amount of the Series E Remarketable Notes and 0.10% of the principal amount of the Series F Remarketable Notes. After the initial offering of the Remarketable Notes, the offering price and other selling terms may be changed by the underwriters.

  We have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  We do not intend to apply for listing of the Remarketable Notes on a national securities exchange, but have been advised by the underwriters that they intend to make a market in the Remarketable Notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Remarketable Notes.

  In connection with the offering of the Remarketable Notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase Remarketable Notes in the open market for the purpose of pegging, fixing or maintaining the prices of the Remarketable Notes. Syndicate covering transactions involve purchases of Remarketable Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the prices of the Remarketable Notes to be higher than they would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

  The Series D Remarketing Dealer will pay us 3.44% of the aggregate principal amount of the Series D Remarketable Notes as consideration for the right to purchase the Series D Remarketable Notes at 100% of their aggregate principal amount on the first Series D Remarketing Date. The Series E Remarketing Dealer will pay us 4.24% of the aggregate principal amount of the Series E Remarketable Notes as consideration for the right to purchase the Series E Remarketable Notes at 100% of their aggregate principal amount on the first Series E Remarketing Date. The Series F Remarketing Dealer will pay us 3.44% of the aggregate principal amount of the Series F Remarketable Notes as consideration for the right to purchase the Series F

Remarketable Notes at 100% of their aggregate principal amount on the first Series F Remarketing Date.
  If the Remarketing Dealers purchase the Remarketable Notes on any of the first Remarketing Dates and subsequently offer the Remarketable Notes for resale, the resale of the Remarketable Notes may have to be registered with the Securities and Exchange Commission under the Securities Act. If the resale of the Remarketable Notes has to be registered, we have agreed to pay the expenses incident to such a registration.

  Certain of the underwriters or their affiliates engage in various general financing and banking transactions with Dominion and our affiliates for which they receive customary fees.

LEGAL OPINIONS

  Certain legal matters, including certain United States federal income tax matters, in connection with the Remarketable Notes will be passed on for us by McGuireWoods LLP, and for the underwriters by Mays & Valentine, L.L.P., which also performs certain legal services for us on other matters.

EXPERTS

  The financial statements incorporated in this prospectus supplement by reference from Dominion's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The audited historical consolidated financial statements of CNG incorporated by reference in Dominion's Form 8-K filed with the SEC on February 1, 2000, incorporated by reference in this prospectus supplement, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

Prospectus



[LOGO OF DOMINION RESOURCES INC.]

DOMINION RESOURCES, INC.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2000

                                 $4,500,000,000

                             Senior Debt Securities

                         Junior Subordinated Debentures

                Trust Preferred Securities and Related Guarantee

                                  Common Stock

                                Preferred Stock

                            Stock Purchase Contracts

                              Stock Purchase Units

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated January 6, 2000.

ABOUT THIS PROSPECTUS

  This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $4,500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

 . Annual Report on Form 10-K for the year ended December 31, 1998;

 . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June
  30, 1999 and September 30, 1999;

 . Current Report on Form 8-K filed March 29, 1999; and

 . The description of our common stock contained in Form 8-B (Item 4) dated
  April 29, 1983.

  You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

 Corporate Secretary
 Dominion Resources, Inc.
 120 Tredegar Street
 Richmond, Virginia 23219
 (804) 819-2000

  You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY

  Dominion Resources, Inc. is a diversified utility holding company headquartered in Richmond, Virginia. Our principal operating subsidiaries are Virginia Electric and Power Company, a regulated public utility, engaged in the generation, transmission, distribution and sale of electric energy, Dominion Energy, Inc., an independent power and natural gas subsidiary, and Dominion Capital, Inc., a financial services subsidiary. We also own an 80% interest in and operate a 365 megawatt natural gas fired generating facility in the United Kingdom.

  In May 1999, we entered into a merger agreement with Consolidated Natural Gas Company (CNG), one of the nation's largest producers, transporters, distributors and retail marketers of natural gas. The merger is scheduled to close on January 28, 2000. As a result of the merger with CNG, we will become a registered public utility holding company under the provisions of the Public Utility Holding Company Act of 1935 (1935 Act). Because of limits the 1935 Act will impose on our non-utility activities, it will be necessary for us to divest ourselves of Dominion Capital, Inc. after the merger.

THE TRUSTS

  Each of Dominion Resources Capital Trust II and Dominion Resources Capital Trust III is a statutory business trust newly formed under Delaware law by us, as sponsor for the Trust, and Chase Manhattan Bank Delaware, who will serve as trustee in the State of Delaware for the purpose of complying with the provisions of the Delaware Business Trust Act. The trust agreement for each of the Trusts will be amended and restated substantially in the form filed as an exhibit to the registration statement, effective when securities of the Trusts are initially issued. The amended trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939.

  Each Trust exists for the exclusive purposes of

 . issuing two classes of trust securities, trust preferred securities and trust common securities, which together represent undivided beneficial interests in the assets of each Trust;

 . investing the gross proceeds of the trust securities in our Junior
  Subordinated Debentures;

 . making distributions; and

 . engaging in only those other activities necessary, advisable or incidental to the purposes listed above.

  The Junior Subordinated Debentures will be the sole assets of each Trust, and our payments under the Junior Subordinated Debentures and the Agreement as to Expenses and Liabilities will be the sole revenue of each Trust.

  No separate financial statements of any Trust are included in this prospectus. We consider that these financial statements would not be material to holders of the Trust preferred securities because no Trust has any independent operations and the purposes of each Trust are as described above. We do not expect that any of the Trusts will be filing annual, quarterly or special reports with the SEC.

  The principal place of business of each of the Trusts will be c/o Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219.

USE OF PROCEEDS

  The net proceeds from the sale of the offered securities will be used for financing our merger with CNG, refinancing of our debt incurred in connection with that merger, and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for each of the periods indicated is as follows:

      Twelve        Twelve Months ended Dec. 31,
   Months ended     -----------------------------
Sep. 30, 1999(/2/)  1994 1995 1996 1997(/1/) 1998
------------------  ---- ---- ---- --------- ----
       2.07         2.77 2.55 2.71   1.97    2.36

  These computations include us and our subsidiaries, and certain other companies in which we hold an equity interest. For these ratios, earnings is determined by adding total fixed charges (excluding interest capitalized), income taxes, minority common stockholders equity in net income and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies in which at least 20% but less than 50% equity is owned. For this purpose, total fixed charges consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.
--------
(1) Net income for the twelve months ended December 31, 1997 includes the one-time charge of $156.6 million for the windfall profits tax levied by the U.K. government. Excluding this charge from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 1997 of 2.22x.

(2) Net income for the twelve months ended September 30, 1999 includes the one-time charge of $254.8 million for the write-off of regulatory assets. Excluding this charge from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended September 30, 1999 of 2.55x.

DESCRIPTION OF DEBT SECURITIES

  The term Debt Securities includes the Senior Debt Securities and the Junior Subordinated Debentures. We will issue the Senior Debt Securities in one or more series under a Senior Indenture between us and The Chase Manhattan Bank as Trustee. We will issue the Junior Subordinated Debentures in one or more series under our Junior Subordinated Indenture dated as of December 1, 1997 between us and The Chase Manhattan Bank as Trustee, as supplemented from time to time. The Indenture related to the Junior Subordinated Debentures is called the Subordinated Indenture in this prospectus, and together, the Senior Indenture and the Subordinated Indenture are called Indentures. We have summarized selected provisions of the Indentures below. The form of the Senior Indenture and the Subordinated Indenture have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the Indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

  The Senior Debt Securities will be our direct, unsecured obligations and will rank equally with all of our other senior and unsubordinated debt. The Junior Subordinated Debentures will be our unsecured obligations and are junior in right of payment to our Senior Indebtedness, as described under the caption ADDITIONAL TERMS OF JUNIOR SUBORDINATED DEBENTURES--SUBORDINATION.

  Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Debt Securities is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. Virginia Power has 6,890,140 issued and outstanding shares of preferred stock. In addition to trade debt, all of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As ofSeptember 30, 1999, our subsidiaries had approximately $6.9 billion of outstanding debt.

  Neither of the Indentures limits the amount of Debt Securites that we may issue under it. We may issue Debt Securities from time to time under the Indentures in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. A form of supplemental indenture to each of the Indentures is an exhibit to the registration statement.

  The Indentures do not protect the holders of Debt Securities if we engage in a highly leveraged transaction.

Provisions of a Particular Series

  The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. The prospectus supplement for a particular series of Debt Securities will specify the terms of that series, including, if applicable, some or all of the following:

 . the title and type of the Debt Securities;

 . the total principal amount of the Debt Securities;

 . the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

 . the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

 . the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

 . any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

 . any payments due if the maturity of the Debt Securities is accelerated;

 . any optional redemption terms, or, with respect to the Senior Debt
  Securities, any repayment terms;

 . any provisions that would obligate us to repurchase or otherwise redeem the Debt Securities, or, with respect to the Senior Debt Securities, any sinking fund provisions;

 . the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

 . if payments may be made, at our election or at the holder's election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

 . any index or formula used for determining principal, interest, or premium, if any;

 . the percentage of the principal amount at which the Debt Securities will be issued, if other than 100% of the principal amount;

 . whether to be issued in fully registered certificated form or book-entry form, represented by certificates deposited with, or on behalf of, a securities depositary and registered in the name of the depositary's nominee (Book-Entry Debt Securities);

 . denominations, if other than $1,000 each or multiples of $1,000;

 . any changes to events of defaults or covenants; and

 . any other terms of the Debt Securities. (Sections 201 & 301 of the Senior
  Indenture & Sections 2.1 & 2.3 of the Subordinated Indenture.)

  The prospectus supplement will also indicate any special tax implications of the Debt Securities and any provisions granting special rights to holders when a specified event occurs.

Conversion or Redemption

  No Debt Security will be subject to conversion, amortization, or redemption, unless otherwise provided in the applicable prospectus supplement. Any provisions relating to the conversion or redemption of Debt Securities will be set forth in the applicable prospectus supplement, including whether conversion is mandatory or at our option. If no redemption date or redemption price is indicated with respect to a Debt Security, we may not redeem the Debt Security prior to Stated Maturity. Debt Securities subject to redemption by us will be subject to the following terms:

 . redeemable on and after the applicable redemption dates;

 . redemption dates and redemption prices fixed at the time of sale and set forth on the Debt Security; and

 . redeemable in whole or in part (provided that any remaining principal amount of the Debt Security will be equal to an authorized denomination) at our option at the applicable redemption price, together with interest, payable to the date of redemption, on notice given not more than 60 nor less than 20 days prior to the date of redemption. (Section 1104 of the Senior Indenture
  & Section 3.2 of the Subordinated Indenture.)

  We will not be required to:

 . issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the notice is mailed identifying the Debt Securities of that series that have been selected for redemption; or

 . register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed. (Section 305 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

Payment and Transfer; Paying Agent

  The paying agent will pay the principal of any Debt Securities only if those Debt Securities are surrendered to it. Unless we state otherwise in the applicable prospectus supplement, the paying agent will pay principal, interest and premium, if any, on Debt Securities, subject to such surrender, where applicable, at its office or, at our option:

 . by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustee prior to the deadline set forth in the applicable prospectus supplement by the person entitled to that payment (which in the case of Book-Entry Debt Securities is the securities depositary or its nominee); or

 . by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Debt Securities. (Sections 307 & 1001 of the Senior Indenture & Section 4.1 of the Subordinated Indenture.)

  Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Debt Security, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that the securities depositary, upon receipt of any payment of principal, interest or premium, if any, in a Book-Entry Debt Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Book-Entry Debt Security as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a Book-Entry Debt Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of the participants.

  Unless we state otherwise in the applicable prospectus supplement, the Trustee will act as paying agent for the Debt Securities, and the principal corporate trust office of the Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts. (Section 1002 of the Senior Indenture & Section 4.4 of the Subordinated Indenture.)

  Any money that we have paid to a paying agent for principal or interest on any Debt Securities which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to the Company, holders should look only to us for those payments. (Section 1003 of the Senior Indenture & Section 12.4 of the Subordinated Indenture.)

  Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge. (Section 1002 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

Global Securities

  We may issue some or all of the Debt Securities as Book-Entry Debt Securities. Book-Entry Debt Securities will be represented by one or more fully registered global certificates. Book-Entry Debt Securities of like tenor and terms up to $200,000,000 aggregate principal amount may be represented by a single global certificate. Each global certificate will be deposited and registered with the securities depositary or its nominee or a custodian for the securities depositary. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 305 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

  Unless otherwise stated in any prospectus supplement, The Depository Trust Company will act as the securities depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the securities depositary and its participants. If there are any additional or differing terms of the depositary arrangement with respect to the Book-Entry Debt Securities, we will describe them in the applicable prospectus supplement.

  Holders of beneficial interests in Book-Entry Debt Securities represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants. When a global certificate representing Book-Entry Debt Securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Book-Entry Debt Securities the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

 . the securities depositary, with respect to participants' interests; and

 . any participant, with respect to interests the participant holds on behalf of other persons.

  As long as the securities depositary or its nominee is the registered holder of a global certificate representing Book-Entry Debt Securities, that person will be considered the sole owner and holder of the global certificate and the Book-Entry Debt Securities it represents for all purposes. Except in limited circumstances, beneficial owners:

 . may not have the global certificate or any Book-Entry Debt Securities it represents registered in their names;

 . may not receive or be entitled to receive physical delivery of certificated
  Book-Entry Debt Securities in exchange for the global certificate; and

 . will not be considered the owners or holders of the global certificate or any Book-Entry Debt Securities it represents for any purposes under the Debt Securities or the Indentures. (Section 2.2 of the Subordinated Indenture.)

  We will make all payments of principal, interest and premium, if any, on a Book-Entry Debt Security to the securities depositary or its nominee as the holder of the global certificate. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

  Payments participants make to beneficial owners holding interests through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global certificate. None of the following will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global certificate representing Book-Entry Debt Securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

 . the Company;

 . the Trustee;

 . the Trust (only with respect to the Junior Subordinated Debentures if the Junior Subordinated Debentures are issued to a Trust); or

 . any agent of any of the above.

Covenants

  Under the Indentures we will:

 . pay the principal, interest and premium, if any, on the Debt Securities when due;

 . maintain a place of payment;

 . deliver an officer's certificate to the Trustee at the end of each fiscal year confirming our compliance with our obligations under each of the Indentures; and

 . deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any. (Sections 1001, 1002, 1003 &
  1006 of the Senior Indenture & Sections 4.1, 4.2 4.4 & 4.6 of the Subordinated Indenture.)

Consolidation, Merger or Sale

  The Indentures provide that we may consolidate or merge with or into, or sell all or substantially all of our properties and assets to, another corporation or other entity, provided that any successor assumes our obligations under the Indentures and the Debt Securities issued under the Indentures. We must also deliver an opinion of counsel to the Trustee affirming our compliance with all conditions in the applicable Indenture relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us under the Senior Indenture, and we will be relieved of our obligations under the Senior Indenture and the Debt Securities issued under them. (Sections 801 & 802 of the Senior Indenture & Sections 11.1, 11.2 & 11.3 of the Subordinated Indenture.)

Events of Default

  Event of Default when used in each of the Indentures, will mean any of the following:

 . failure to pay the principal or any premium on any Debt Security when due;

 . with respect to the Senior Debt Securities, failure to deposit any sinking fund payment when due that continues for 60 days;

 . failure to pay any interest on any Debt Securities of that series, when due, that continues for 60 days (or for 30 days in the case of any Junior Subordinated

 Debentures); provided that, if applicable, for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by it under the terms of Junior Subordinated Debentures that permit such deferrals;

 . failure to perform any other covenant in the Indentures (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustee or the holders of at least 33% of the outstanding Debt Securities (25% in the case of the Junior Subordinated Debentures) of that series give us written notice of the default;

 . certain events in bankruptcy, insolvency or reorganization of the Company; or

 . any other Event of Default included in the Indentures or any supplemental indenture. (Section 501 of the Senior Indenture & Section 6.1 of the Subordinated Indenture.)

  In the case of a general covenant default described above, the Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Debt Securities of that series, together with the Trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

  An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Indentures. Additional events of default may be established for a particular series and, if established, will be described in the applicable prospectus supplement.

  If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 33% (25%, in the case of the Junior Subordinated Debentures) in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the trust agreement. (Section 502 of the Senior Indenture & Section 6.1 of the Subordinated Indenture.)

  The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indentures at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Sections 512, 601 & 602 of the Senior Indenture & Sections 6.6,
7.1 & 7.2 of the Subordinated Indenture.)

  The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments. (Section 508 of the Senior Indenture & Section 14.2 of the Subordinated Indenture.)

Satisfaction; Discharge

  We may discharge all our obligations (except those described below) to holders of the Debt Securities issued under the Indentures, which Debt Securities have not already been delivered to the Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Debt Securities. However, certain of our obligations under the Indentures will survive, including with respect to the following:

 . remaining rights to register the transfer, conversion, substitution or exchange of Debt Securities of the applicable series;

 . rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the Trustee; and

 . the rights, obligations and immunities of the Trustee under the Indentures.
  (Section 401 of Senior Indenture & Section 12.1 of Subordinated Indenture.)

Modification of Indentures; Waiver

  Under the Indentures our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 902 of the Senior Indenture & Section 10.2 of the Subordinated Indenture.) In addition, we may supplement the Indentures to create new series of Debt Securities and for certain other purposes, without the consent of any holders of Debt Securities. (Section 901 of the Senior Indenture & Section 10.1 of the Subordinated Indenture.)

  The holders of a majority of the outstanding Debt Securities of all series under the applicable Indenture with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513 of the Senior Indenture & Section 6.6 of the Subordinated Indenture.)

  In addition, under certain circumstances, the holders of a majority of the outstanding Junior Subordinated Debentures of any series may waive in advance, for that series, our compliance with certain restrictive provisions of the Subordinated Indenture under which those Junior Subordinated Debentures were issued. (Section 4.7 of the Subordinated Indenture.)

Concerning the Trustee

  The Chase Manhattan Bank is the Subordinated Indenture Trustee and the Trustee under the Senior Indenture. We and certain of our affiliates maintain deposit accounts and banking relationships with The Chase Manhattan Bank. The Chase

Manhattan Bank also serves as trustee under other indentures pursuant to which securities of ours and of certain of our affiliates are outstanding. It has purchased, and is likely to purchase in the future, our securities and securities of our affiliates.

  The Trustee will perform only those duties that are specifically set forth in the Indentures unless an event of default under an Indenture occurs and is continuing. The Trustee is under no obligation to exercise any of its powers under the Indentures at the request of any holder of Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 601 of the Senior Indenture & Section 7.1 of the Subordinated Indenture.)

  The Trustee administers its corporate trust business at 450 West 33rd Street, New York, New York 10001 (Attention: Capital Markets Fiduciary Services).

ADDITIONAL TERMS OF SENIOR DEBT SECURITIES

Repayment at the Option of the Holder; Repurchases by the Company

  We must repay the Senior Debt Securities at the option of the Holders prior to the Stated Maturity Date only if specified in the applicable prospectus supplement. Unless otherwise provided in the prospectus supplement, the Senior Debt Securities subject to repayment at the option of the Holder will be subject to repayment:

 . on the specified Repayment Dates; and

 . at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the Repayment Date. (Section 1302 of the Senior Indenture.)

  For any Senior Debt Security to be repaid, the Trustee must receive, at its office maintained for that purpose in the Borough of Manhattan, New York City not more than 60 nor less than 30 calendar days prior to the date of repayment:

 . in the case of a certificated Senior Debt Security, the certificated Senior
  Debt Security and the form in the Senior Debt Security entitled Option of Holder to Elect Purchase duly completed; or

 . in the case of a book-entry Senior Debt Security, instructions to that effect from the beneficial owner to the securities depositary and forwarded by the securities depositary. Exercise of the repayment option by the Holder will be irrevocable. (Section 1303 of the Senior Indenture.)

  Only the securities depositary may exercise the repayment option in respect of beneficial interests in the book-entry Senior Debt Securities. Accordingly, beneficial owners that desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry Senior Debt Securites or the global certificate representing the related book-entry Senior Debt Securities, on the securities depositary's records, to the Trustee. See DESCRIPTION OF THE DEBT SECURITIES--GLOBAL SECURITIES.

Defeasance

  We will be discharged from our obligations on the Senior Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Senior Debt Securities of the series. If this happens, the holders of the Senior Debt Securities of the series will not be entitled to the benefits of the Senior Indenture except for registration of transfer and exchange of Senior Debt Securities and replacement of lost, stolen or mutilated Senior Debt Securities. (Section 402 of the Senior Indenture.)

  Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Senior Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the Senior Debt Securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES

Additional Covenants Applicable to Junior Subordinated Debentures

  Under the Subordinated Indenture, we will:

 . maintain 100% ownership of any Trust to which the Junior Subordinated
  Debentures have been issued while the Junior Subordinated Debentures remain outstanding; and

 . pay to any Trust to which the Junior Subordinated Debentures have been issued any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States or any other taxing authority on that Trust, so that the net amounts received and retained by that Trust (after paying any taxes, duties, assessments or other governmental charges) will be not less than the Trust would have received had no such taxes, duties, assessments or other governmental charges been imposed. (Sections 4.8 & 4.9 of the Subordinated Indenture.)

Option to Extend Interest Payment Period

  We can defer interest payments by extending the interest payment period for the number of consecutive extension periods specified in the applicable prospectus supplement (each, an Extension Period). Other details regarding the Extension Period will also be specified in the applicable prospectus supplement. No Extension Period may extend beyond the maturity of the Junior Subordinated Debentures. At the end of the Extension Period(s), we will pay all interest then accrued and unpaid, together with interest compounded quarterly at the rate for the Junior Subordinated Debentures, to the extent permitted by applicable law. (Section 2.10 of the Subordinated Indenture.)

During any Extension Period, we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. Also we will not make any payments, redeem or repurchase any debt securities of equal or junior rank to the Junior Subordinated Debentures or make any guarantee payments on any such debt securities. We may, however, make the following types of distributions:

 . dividends paid in common stock;

 . dividends in connection with the implementation of a shareholder rights plan;

 . payments to a trust holding securities of the same series under a guarantee;
  or

 . repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants.


Subordination

  Each series of Junior Subordinated Debentures will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

 . we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

 . a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

 . the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Junior Subordinated Debentures have the right to receive any payments of principal or interest on their Junior Subordinated Debentures. (Sections 14.1 and 14.9 of the Subordinated Indenture.)

  Senior Indebtedness means, with respect to any series of Junior Subordinated Debentures, the principal, premium, interest and any other payment in respect of any of the following:

 . all of our indebtedness for borrowed or purchased money that is evidenced by notes, debentures, bonds or other written instruments;

 . our obligations for reimbursement under letters of credit, banker's acceptances, security purchase facilities or similar facilities issued for our account;

 . any of our other indebtedness or obligations with respect to commodity contracts, interest rate commodity and currency swap agreements and other similar agreements or arrangements; and

 . all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

Senior Indebtedness will not include our obligations to trade creditors or indebtedness to our subsidiaries. (Section 1.1 of the Subordinated Indenture.)

  Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Subordinated Indenture to change the subordination of any outstanding Junior Subordinated Debentures without the consent of each holder of Senior Indebtedness that the amendment would adversely affect. (Sections
10.2 & 14.7 of the Subordinated Indenture.)

  The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

  The following is a summary of the principal terms of the Trust Preferred Securities. The form of amended trust agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, or is incorporated by reference. The terms of the Trust Preferred Securities will include those stated in the amended trust agreement and those made part of the amended trust agreement by the Trust Indenture Act.

General

  Each Trust will exist until terminated as provided in its amended trust agreement. Except under certain circumstances, we will be entitled to appoint, remove, or replace trustees, who will conduct the business and affairs of each Trust. The trustees of each Trust will consist of:

 . two employees, officers or affiliates of the Company as Administrative
  Trustees;

 . a financial institution unaffiliated with us that will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act, under the terms set forth in a prospectus supplement (the Property Trustee); and

 . one trustee with its principal place of business or who resides in the State of Delaware and who will act under the terms set forth in a prospectus supplement. (Sections 6.1 through 6.5 of the Amended Trust Agreement.)

  The amended trust agreement will authorize the Administrative Trustees to issue, on behalf of the applicable Trust, two classes of trust securities, Trust Preferred Securities and trust common securities, each of which will have the terms described in this prospectus and in the applicable prospectus supplement. We will own all of the trust common securities. The trust common securities will rank equally in right of payment, and payments will be made on the trust common securities, proportionately with the trust preferred securities. However, if an event of default occurs and is continuing under the amended trust agreement, the rights of the holders of the trust common securities to payment for distributions and payments upon liquidation, redemption and otherwise, will be subordinated to the rights of the holders of the trust preferred securities. We will acquire, directly or indirectly, trust common securities in a total liquidation amount of approximately 3% of the total capital of each of the Trusts. (Sections 3.6, 5.1, 5.2 and 7.1 of the Amended Trust Agreement.)

  The proceeds from the sale of the Trust Preferred Securities will be used by the applicable Trust to purchase our Junior Subordinated Debentures. These Junior Subordinated Debentures will be held in trust by the Property Trustee for the benefit of the holders of the trust securities. We will guarantee the payments of distributions and payments on redemption or liquidation with respect to the Trust Preferred Securities, but only to the extent the Trust has funds available to make those payments and has not made the payments. See DESCRIPTION OF THE GUARANTEES.

  The assets of the Trust available for distribution to the holders of Trust Preferred Securities will be limited to payments from us under the Junior Subordinated Debentures held by the Trust. If we fail to make a payment on the Junior Subordinated Debentures, the Trust will not have sufficient funds to make related payments, including distributions, on its Trust Preferred Securities.

  The Guarantee, when taken together with our obligations under the Junior Subordinated Debentures, the Subordinated Indenture and the amended trust agreement, will provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities issued by the Trust.

  The Trust Preferred Securities will have the terms, including distributions, redemption, voting, liquidation rights and other preferred, deferred or other special rights or restrictions that will be described in the amended trust agreement or made part of the amended trust agreement by the Trust Indenture Act or the Delaware Business Trust Act. The terms of the Trust Preferred Securities will mirror the terms of the Junior Subordinated Debentures held by the Trust. In other words, the distribution rate and the distribution payment dates and other payment dates for the Trust Preferred Securities will correspond to the interest rate and interest payment dates and other payment dates on the Junior Subordinated Debentures. Holders of Trust Preferred Securities have no preemptive or similar rights. (Section 7.1 of the Amended Trust Agreement.)

Provisions of a Particular Series

  Each Trust may issue only one series of Trust Preferred Securities. The applicable prospectus supplement will set forth the principal terms of the Trust Preferred Securities that will be offered, including:

 . the name of the Trust Preferred Securities;

 . the liquidation amount and number of Trust Preferred Securities issued;

 . the annual distribution rate(s) or method of determining such rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

 . the date from which distributions will be cumulative;

 . the optional redemption provisions, if any, including the prices, time periods and other terms and conditions on which the Trust Preferred Securities will be purchased or redeemed, in whole or in part;

 . the terms and conditions, if any, upon which the Junior Subordinated
  Debentures and the related Guarantee may be distributed to holders of those Trust Preferred Securities;

 . any securities exchange on which the Trust Preferred Securities will be listed;

 . whether the Trust Preferred Securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depository for those global certificates and the specific terms of the depositary arrangements; and

 . any other relevant rights, preferences, privileges, limitations or restrictions of the Trust Preferred Securities. (Article 7 of the Amended Trust Agreement.)

  The interest rate and interest and other payment dates of each series of Junior Subordinated Debentures issued to a Trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Trust Preferred Securities of that Trust.

Extensions

  We have the right under the Subordinated Indenture to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period from time to time on the Junior Subordinated Debentures. The Administrative Trustees will give the holders of the Trust Preferred Securities notice of any Extension Period upon their receipt of notice from us. If distributions are deferred, the deferred distributions and accrued interest will be paid to holders of record of the Trust Preferred Securities as they appear on the books and records of the Trust on the record date next following the termination of such deferral period. See DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES--OPTION TO EXTEND INTEREST PAYMENT PERIOD.

  Distributions on the Trust Preferred Securities will be made on the dates payable to the extent that the Trust has funds available for the payment of distributions in the Property Account. The Trust's funds available for distribution to the holders of the trust securities will be limited to payments received from us on the Junior Subordinated Debentures. We have guaranteed the payment of distributions out of monies held by the Trust to the extent set forth under DESCRIPTION OF THE GUARANTEES.

  Distributions on the Trust Preferred Securities will be payable to the holders named on the securities register of the Trust at the close of business on the relevant record dates, which, as long as the Trust Preferred Securities remain in book-entry only form, will be one business day prior to the relevant payment dates. Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Junior Subordinated Debentures in the Property Account for the benefit of the holders of the trust securities. In the event that the Trust Preferred Securities do not continue to remain in book-entry only form, the relevant record dates will conform to the rules of any securities exchange on which the Trust Preferred Securities are listed and, if none, the Administrative Trustees will have the right to select relevant record dates, which will be more than 14 days but less than 60 days prior to the relevant payment dates. In the event that any date on which distributions are to be made on the Trust Preferred Securities is not a business day, then payment of the distributions payable on that date will be made on the next succeeding day which is a business day and without any interest or other payment in respect of that delay, except that, if that business day is in the next succeeding calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the record date. (Section 7.2 of the Amended Trust Agreement.)

Mandatory Redemption of Trust Preferred Securities

  The Trust Preferred Securities have no stated maturity date, but will be redeemed upon the maturity of the Junior Subordinated Debentures or to the extent the Junior Subordinated Debentures are redeemed prior to maturity. The Junior Subordinated Debentures will mature on the date specified in the applicable prospectus supplement and may be redeemed at any time, in whole but not in part, in certain circumstances upon the occurrence of a Tax Event or an Investment Company Event as described under SPECIAL EVENT REDEMPTION.

  Upon the maturity of the Junior Subordinated Debentures, the proceeds of their repayment will simultaneously be applied to redeem all the outstanding trust securities at the Redemption Price. Upon the redemption of the Junior Subordinated Debentures, either at our option or as a result of a Tax Event or an Investment Company Event, the proceeds from the redemption will simultaneously be applied to redeem trust securities having a total liquidation amount equal to the total principal amount of the Junior Subordinated Debentures so redeemed at the redemption price; provided, that holders of trust securities will be given not less than 20 nor more than 60 days' notice of the redemption. In the event that fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately. (Section 7.3 of the Amended Trust Agreement.)


Special Event Redemption

  Both a Tax Event and an Investment Company Act Event constitute Special Events for purposes of the redemption provisions described in the preceding paragraph.

  A Tax Event means that the Administrative Trustees have received an opinion of independent tax counsel experienced in those matters to the effect that, as a result of:

 . any amendment to, change or announced proposed change in, the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or

 . any official administrative pronouncement, action or judicial decision interpreting or applying those laws or regulations, which amendment or change becomes effective or proposed change, pronouncement, action or decision is announced on or after the date

 . the Trust Preferred Securities are issued and sold there is more than an insubstantial risk that:

 . the Trust is or within 90 days would be subject to U.S. federal income tax with respect to income accrued or received on the Junior Subordinated Debentures,

 . interest payable to the Trust on the Junior Subordinated Debentures is not or within 90 days would not be deductible, in whole or in part, by us for U.S. federal income tax purposes, or

 . the Trust is or within 90 days would be subject to a material amount of other taxes, duties or other governmental charges.

  Investment Company Event means that the Administrative Trustees have received an opinion of a nationally recognized independent counsel to the effect that, as a result of an amendment to or change in the Investment Company Act or regulations thereunder on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that the Trust is or will be considered an investment company and be required to be registered under the Investment Company Act. (Section 1.1 of the Amended Trust Agreement.)

Redemption Procedures

  The Trust may not redeem fewer than all the outstanding trust securities unless all accrued and unpaid distributions have been paid on all trust securities for all distribution periods terminating on or before the date of redemption. In the event that fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately.

  If the Trust gives a notice of redemption in respect of the trust securities (which notice will be irrevocable), then, by 12:00 noon, New York City time, on the redemption date, and if we have paid to the Property Trustee a sufficient amount of cash in connection with the related redemption or maturity of the Junior Subordinated Debentures, the Property Trustee will irrevocably deposit with the depositary funds sufficient to pay the applicable redemption price and will give the depositary irrevocable instructions and authority to pay the redemption price to the holders of the Trust Preferred Securities, and the paying agent will pay the applicable redemption price to the holders of the trust common securities by check. If notice of redemption has been given and funds deposited as required, then, immediately prior to the close of business on the date of the deposit, distributions will cease to accrue and all rights of holders of Trust Preferred Securities called for redemption will cease, except the right of the holders of the Trust Preferred Securities to receive the redemption price but without interest on the redemption price. In the event that any date fixed for redemption of Trust Preferred Securities is not a business day, then payment of the redemption price payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of any such delay, except that, if that business day falls in the next calendar year, payment will be made on the immediately preceding business day. In the event that payment of the redemption price in respect of Trust Preferred Securities is improperly withheld or refused and not paid either by the Trust or by us under the Guarantee, distributions on the Trust Preferred Securities will continue to accrue at the then applicable rate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

  Subject to the foregoing and applicable law, including, without limitation, U.S. federal securities laws, we or our subsidiaries may at any time, and from time to time, purchase outstanding Trust Preferred Securities by tender, in the open market or by private agreement. (Section 7.4 of the Amended Trust Agreement.)

Conversion or Exchange Rights

  The terms on which the Trust Preferred Securities are convertible into or exchangeable for common stock or our other securities will be contained in the applicable prospectus supplement. Those terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions under which the number of shares of common stock or our other securities to be received by the holders of Trust Preferred Securities would be subject to adjustment.

Distribution of the Junior Subordinated Debentures

  We will have the right at any time to dissolve the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, to cause Junior Subordinated Debentures to be distributed to the holders of the Trust Preferred Securities in a total stated principal amount equal to the total stated liquidation amount of the Trust Preferred Securities then outstanding. Prior to any such dissolution, we will obtain any required regulatory approvals. The right to dissolve the trust and distribute the Junior Subordinated Debentures will be conditioned on our receipt of an opinion rendered by an independent tax counsel that the distribution would not result in the recognition of gain or loss for federal income tax purposes by the holders. (Section 8.1 of the Amended Trust Agreement.)

Liquidation Distribution Upon Dissolution

  The amended trust agreement will state that the Trust will be dissolved:

 . upon our bankruptcy;

 . upon the filing of a certificate of dissolution or its equivalent with respect to us;

 . upon the filing of a certificate of cancellation with respect to the Trust after obtaining the consent of at least a majority in liquidation amount of the Trust Preferred Securities, voting together as a single class;

 . 90 days after the revocation of our charter, but only if the charter is not reinstated during that 90-day period;

 . upon the distribution of the related Junior Subordinated Debentures directly to the holders of the trust securities;

 . upon the redemption of all of the trust securities; or

 . upon entry of a court order for the dissolution of us or the Trust. (Section
  8.1 of the Amended Trust Agreement.)

In the event of a dissolution, after the Trust pays all amounts owed to creditors, the holders of the Trust Preferred Securities will be entitled to receive:

 . cash equal to the total liquidation amount of each Trust Preferred Security specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment, or

 . Junior Subordinated Debentures in a total principal amount equal to the total liquidation amount of the Trust Preferred Securities.

  If the Trust cannot pay the full amount due on its trust securities because insufficient assets are available for payment, then the amounts payable by the Trust on its trust securities will be paid proportionately. However, if an event of default under the related amended trust agreement occurs, the total amounts due on the Trust Preferred Securities will be paid before any distribution on the trust common securities. Under certain circumstances involving the dissolution of a Trust, subject to obtaining any required regulatory approval, Junior Subordinated Debentures will be distributed to the holders of the trust securities in liquidation of that Trust. (Section 8.2 of the Amended Trust Agreement.)

Trust Enforcement Events

  An event of default under the Subordinated Indenture relating to the Junior Subordinated Debentures will be an event of default under the amended trust agreement (a Trust Enforcement Event). See DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES--EVENTS OF DEFAULT.

  In addition, the voluntary or involuntary dissolution, winding up or termination of the Trust is also a Trust Enforcement Event, except in connection with:

 . the distribution of the Junior Subordinated Debentures to holders of the trust securities of the Trust,

 . the redemption of all of the trust securities of the Trust, and

 . mergers, consolidations or amalgamations permitted by the amended trust agreement of the Trust.

  Under the amended trust agreement, the holder of the trust common securities will be deemed to have waived any Trust Enforcement Event with respect to the trust common securities until all Trust Enforcement Events with respect to the Trust Preferred Securities have been cured, waived or otherwise eliminated. Until all Trust Enforcement Events with respect to the Trust Preferred Securities have been so cured, waived, or otherwise eliminated, the Property Trustee will be deemed to be acting solely on behalf of the holders of the Trust Preferred Securities and only the holders of the Trust Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under the amended trust agreement and the Subordinated Indenture. In the event that any Trust Enforcement Event with respect to the Trust Preferred Securities is waived by the holders of the Trust Preferred Securities as provided in the amended trust agreement, under the amended trust agreement the holders of trust common securities have agreed that the waiver also constitutes a waiver of the Trust Enforcement Event with respect to the trust common securities for all purposes under the amended trust agreement without any further act, vote or consent of the holders of trust common securities. (Section 2.6 of the Amended Trust Agreement.)

  We and the Administrative Trustees must file annually with the Property Trustee a certificate evidencing compliance with all the applicable conditions and covenants under the amended trust agreement. (Section 2.4 of the Amended Trust Agreement.)

  Upon the occurrence of a Trust Enforcement Event the Property Trustee, as the sole holder of the Junior Subordinated Debentures, will have the right under the Subordinated Indenture to declare the principal of, interest and premium, if any, on the Junior Subordinated Debentures to be immediately due and payable.

  If a Property Trustee fails to enforce its rights under the amended trust agreement or the Subordinated Indenture to the fullest extent permitted by law and subject to the terms of the amended trust agreement and the Subordinated Indenture, any holder of Trust Preferred Securities may sue us, or seek other remedies, to enforce the Property Trustee's rights under the amended trust agreement or the Subordinated Indenture without first instituting a legal proceeding against the Property Trustee or any other person. If a Trust Enforcement Event occurs and is continuing as a result of our failure to pay principal of or interest or premium, if any, on the Junior Subordinated Debentures when payable, then a holder of the Trust Preferred Securities may directly sue us or seek other remedies, to collect its proportionate share of payments owned. See RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES HELD BY THE TRUST.

Removal and Replacement of Trustees

  Only the holders of trust common securities have the right to remove or replace the trustees of the Trust, except that while an event of default in respect of the Junior Subordinated Debentures has occurred or is continuing, the holders of a majority of the Trust Preferred Securities will have this right. The resignation or removal of any trustee and the appointment of a successor trustee will be effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the amended trust agreement. (Section 6.6 of the Amended Trust Agreement.)

Mergers, Consolidations or Amalgamations of the Trust

  The Trust may not consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other corporation or other body (each, a Merger Event), except as described below. The Trust may, with the consent of a majority of its Administrative Trustees and without the consent of the holders of its trust securities, consolidate, amalgamate, merge with or into, or be replaced by another trust, provided that:

 . the successor entity either

 . assumes all of the obligations of the Trust relating to its trust securities, or

 . substitutes other securities for the trust securities that are substantially similar to the trust securities, so long as the successor securities rank the same as the trust securities for distributions and payments upon liquidation, redemption and otherwise;

 . we acknowledge a trustee of the successor entity who has the same powers and duties as the Property Trustee of the Trust, as the holder of the Junior Subordinated Debentures;

 . the Trust Preferred Securities are listed, or any successor securities will be listed, upon notice of issuance, on the same securities exchange or other organization that the Trust Preferred Securities are then listed;

 . the Merger Event does not cause the Trust Preferred Securities or successor securities to be downgraded by any nationally recognized rating agency;

 . the Merger Event does not adversely affect the rights, preferences and privileges of the holders of the trust securities or successor securities in any material way, other than with respect to any dilution of the holders' interest in the new entity;

 . the successor entity has a purpose identical to that of the Trust;

 . prior to the Merger Event, we have received an opinion of counsel from a nationally recognized law firm stating that

 . the Merger Event does not adversely affect the rights of the holders of the Trust Preferred Securities or any successor securities in any material way, other than with respect to any dilution of the holders' interest in the new entity, and

 . following the Merger Event, neither the Trust nor the successor entity will be required to register as an investment company under the Investment Company Act; and

 . we guarantee the obligations of the successor entity under the successor securities in the same manner as in the Guarantee.

  In addition, unless all of the holders of the Trust Preferred Securities and trust common securities approve otherwise, the Trust will not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if, in the opinion of a nationally recognized tax counsel experienced in such matters, the transaction would cause the Trust or the successor entity to be classified other than as a grantor trust for U.S. federal income tax purposes. (Section 3.15 of the Amended Trust Agreement.)

Voting Rights; Amendment of Trust Agreement

  The holders of Trust Preferred Securities have no voting rights except as discussed under DESCRIPTION OF TRUST SECURITIES--MERGERS, CONSOLIDATIONS OR AMALGAMATIONS OF THE TRUST AND DESCRIPTION OF THE GUARANTEES--AMENDMENTS, and as otherwise required by law and the amended trust agreement.

  The amended trust agreement may be amended if approved by a majority of the Administrative Trustees of the Trust. However, if any proposed amendment provides for, or the Administrative Trustees otherwise propose to effect,

 . any action that would adversely affect the powers, preferences or special rights of the trust securities, whether by way of amendment to the amended trust agreement or otherwise, or

 . the dissolution, winding-up or termination of the Trust other than under the terms of its amended trust agreement,

then the holders of the Trust Preferred Securities as a single class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will only be effective if approved by at least a majority in liquidation amount of the Trust Preferred Securities affected by the amendment or proposal.

  No amendment may be made to an amended trust agreement if that amendment would:

 . cause the Trust to be characterized as other than a grantor trust for U.S.
  federal income tax purposes;

 . reduce or otherwise adversely affect the powers of the Property Trustee; or

 . cause the Trust to be deemed to be an investment company which is required to be registered under the Investment Company Act. (Section 11.1 of the Amended Trust Agreement.)

  The holders of a majority of the total liquidation amount of the Trust Preferred Securities have the right to:

 . direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee; or

 . direct the exercise of any trust or power conferred upon the Property Trustee under the amended trust agreement, including the right to direct the Property Trustee, as the holder of the Junior Subordinated Debentures, to

 . exercise the remedies available under the Subordinated Indenture with respect to the Junior Subordinated Debentures,

 . waive any event of default under the Subordinated Indenture that is waivable, or

 . cancel an acceleration of the principal of the Junior Subordinated
   Debentures.

  In addition, before taking any of the foregoing actions, the Property Trustee must obtain an opinion of counsel stating that, as a result of that action, the Trust will continue to be classified as a grantor trust for U.S. federal income tax purposes. (Section 7.5 of the Amended Trust Agreement.)


  As described in the form of amended trust agreement, the Property Trustee may hold a meeting to have holders of Trust Preferred Securities vote on a change or have them approve a change by written consent.

  If a vote by the holders of Trust Preferred Securities is taken or a consent is obtained, any Trust Preferred Securities owned by us or any of our affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding, which will have the following consequences:

 . we and any of our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of Trust Preferred Securities; and

 . any Trust Preferred Securities owned by us or any of our affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained. Section 7.5 of the Amended Trust Agreement.)

Information Concerning the Property Trustee

  For matters relating to compliance with the Trust Indenture Act, the Property Trustee will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The Property Trustee, other than during the occurrence and continuance of a Trust Enforcement Event, undertakes to perform only the duties that are specifically described in the amended trust agreement and, upon a Trust Enforcement Event, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers given it by the applicable amended trust agreement at the request of any holder of Trust Preferred Securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the Trust Preferred

Securities will not be required to offer such an indemnity where the holders, by exercising their voting rights, direct the Property Trustee to take any action following a Trust Enforcement Event. (Section 3.9 of the Amended Trust Agreement.)

Information Concerning the Administrative Trustees

  The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust in a way that:

 . will not cause it to be deemed to be an investment company required to be registered under the Investment Company Act;

 . will cause it to be classified as a grantor trust for U.S. federal income tax purposes; and

 . will cause the Junior Subordinated Debentures it holds to be treated as our indebtedness for U.S. federal income tax purposes.

  We and the Administrative Trustees are authorized to take any action, so long as it is consistent with applicable law or the certificate of trust or amended trust agreement, that we and the Administrative Trustees determine to be necessary or desirable for those purposes. (Section 3.6 of the Amended Trust Agreement.)

DESCRIPTION OF THE GUARANTEES

  We will execute the Guarantees from time to time for the benefit of the holders of the Trust Preferred Securities of the respective Trusts.

  The Chase Manhattan Bank will act as Guarantee Trustee under each Guarantee. The Guarantee Trustee will hold each Guarantee for the benefit of the holders of the Trust Preferred Securities to which it relates.

  The following description of the Guarantees is only a summary. The form of Guarantee is an exhibit to the registration statement.

General

  We will irrevocably and unconditionally agree under each Guarantee to pay the Guarantee Payments that are defined below, to the extent specified in that Guarantee, to the holders of the Trust Preferred Securities to which the Guarantee relates, to the extent that the Guarantee Payments are not paid by or on behalf of the related Trust. We are required to pay the Guarantee Payments to the extent specified in the relevant Guarantee regardless of any defense, right of set-off or counterclaim that we may have or may assert against any person. (Section 5.1 of the Guarantee.)

  The following payments and distributions on the Trust Preferred Securities of a Trust are Guarantee Payments:

 . any accrued and unpaid distributions required to be paid on the Trust
  Preferred Securities of the Trust, but only to the extent that the Trust has funds legally and immediately available for those distributions;

 . the redemption price for any Trust Preferred Securities that the Trust calls for redemption, including all accrued and unpaid distributions to the redemption date, but only to the extent that the Trust has funds legally and immediately available for the payment; and

 . upon a dissolution, winding-up or termination of the Trust, other than in connection with the distribution of Junior Subordinated Debentures to the holders of Trust Securities of the Trust or the redemption of all the Trust Preferred Securities of the Trust, the lesser of:

 . the sum of the liquidation amount and all accrued and unpaid distributions on the Trust Preferred Securities of the Trust to the payment date, to the extent that the Trust has funds legally and immediately available for the payment; and

 . the amount of assets of the Trust remaining available for distribution to holders of the Trust Preferred Securities of the Trust in liquidation of the Trust. (Section 1.1 of the Guarantee.)

  We may satisfy our obligation to make a Guarantee Payment by making that payment directly to the holders of the related Trust Preferred Securities or by causing the Trust to make the payment to those holders. (Section 5.1 of the Guarantee.)

  Each Guarantee will be a full and unconditional guarantee, subject to certain subordination provisions, of the Guarantee Payments with respect to the related Trust Preferred Securities from the time of issuance of those Trust Preferred Securities, except that the Guarantee will only apply to the payment of distributions and other payments on the Trust Preferred Securities when the Trust has sufficient funds legally and immediately available to make those distributions or other payments.

  If we do not make the required payments on the Junior Subordinated Debentures that the Property Trustee holds under a Trust, that Trust will not make the related payments on its Trust Preferred Securities.

Subordination

  Our obligations under each Guarantee will be unsecured obligations of the Company. Those obligations will rank:

 . subordinate and junior in right of payment to all of our other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

 . equal in priority with the Junior Subordinated Debentures that we may issue and similar guarantees; and

 . senior to our common stock. (Section 6.2 of the Guarantee.)

  We have $257.7 million in Junior Subordinated Debentures outstanding that will rank equal in priority with the Guarantees. We have common stock outstanding that will rank junior to the Guarantees.

  Each Guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against us, as guarantor, to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity. (Section 5.4 of the Guarantee.)

  The terms of the Trust Preferred Securities will provide that each holder of the Trust Preferred Securities, by accepting those Trust Preferred Securities, agrees to the subordination provisions and other terms of the related Guarantee.
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Amendments

  We may amend each Guarantee without the consent of any holder of the Trust Preferred Securities to which that Guarantee relates if the amendment does not materially and adversely affect the rights of those holders. We may otherwise amend each Guarantee with the approval of the holders of at least 50% of the outstanding Trust Preferred Securities to which that Guarantee relates. (Section 9.2 of the Guarantee.)

Termination

  Each Guarantee will terminate and be of no further effect when:

 . the redemption price of the Trust Preferred Securities to which the Guarantee relates is fully paid;

 . we distribute the related Junior Subordinated Debentures to the holders of those Trust Preferred Securities; or

 . the amounts payable upon liquidation of the related Trust are fully paid.
  (Section 7.1 of the Guarantee.)

  Each Guarantee will remain in effect or will be reinstated if at any time any holder of the related Trust Preferred Securities must restore payment of any sums paid to that holder with respect to those Trust Preferred Securities or under that Guarantee.

Material Covenants

  We will covenant that, so long as any Trust Preferred Securities remain outstanding, if there is an event of default under the Guarantee or the amended trust agreement:

 . we will not make distributions related to our debt securities that rank equally with or junior to the Junior Subordinated Debentures, including any payment of interest, principal or premium, or repayments, repurchases or redemptions; and

 . we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. We may, however, make the following types of distributions:

 . dividends paid in common stock;

 . dividends in connection with the implementation of a shareholder rights plan;

 . payments to a trust holding securities of the same series under a guarantee; and

 . repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants. (Section 6.1 of the Guarantee.)

  Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Guarantees is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. The Trust, as holder of the Guarantee and the Junior Subordinated Debentures will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders.

Events of Default

  An event of default will occur under any Guarantee if we fail to perform any of our payment obligations under that Guarantee. The holders of a majority of the Trust Preferred Securities of any series may waive any such event of default and its consequences on behalf of all of the holders of the Trust Preferred Securities of that series. (Section 2.6 of the Guarantee.) The Guarantee Trustee is entitled to enforce the Guarantee for the benefit of the holders of the Trust Preferred Securities of a series if an event of default occurs under the related Guarantee. (Section 3.1 of the Guarantee.)

  The holders of a majority of the Trust Preferred Securities to which a Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee with respect to that Guarantee or to direct the exercise of any trust or power that the Guarantee Trustee holds under that Guarantee. Any holder of the related Trust Preferred Securities may institute a legal proceeding directly against us to enforce that holder's rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity. (Section 5.4 of the Guarantee.)

Concerning the Guarantee Trustee

  The Chase Manhattan Bank is the Guarantee Trustee. It is also the Property Trustee, the Subordinated Indenture Trustee and the Senior Indenture Trustee. We and certain of our affiliates maintain deposit accounts and banking relationships with The Chase Manhattan Bank. The Chase Manhattan Bank also serves as trustee under other indentures pursuant to which securities of ours and certain of our affiliates are outstanding.

  The Guarantee Trustee will perform only those duties that are specifically set forth in each Guarantee unless an event of default under the Guarantee occurs and is continuing. In case an event of default occurs and is continuing, the Guarantee Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (Section
3.1 of the Guarantee.) Subject to those provisions, the Guarantee Trustee is under no obligation to exercise any of its powers under any Guarantee at the request of any holder of the related Trust Preferred Securities unless that holder offers reasonable indemnity to the Guarantee Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 3.2 of the Guarantee.)

Agreements as to Expenses and Liabilities

  We will enter into an Agreement as to Expenses and Liabilities under each Trust Agreement. Each Agreement as to Expenses and Liabilities will provide that we will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the related Trust to each person or entity to whom that Trust becomes indebted or liable. The exceptions are the obligations of the Trust to pay to the holders of the related trust common or other similar interests in that Trust the amounts due to the holders under the terms of those trust common securities or those similar interests.

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

RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES HELD BY THE TRUST

  We will guarantee payments of distributions and redemption and liquidation payments due on the Trust Preferred Securities, to the extent the trust has funds available for the payments, to the extent described under DESCRIPTION OF THE GUARANTEES. No single document executed by us in connection with the issuance of the Trust Preferred Securities will provide for our full, irrevocable and unconditional guarantee of the Trust Preferred Securities. It is only the combined operation of our obligations under the Guarantee, the amended trust agreement and the Subordinated Indenture that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the Trust Preferred Securities.

  As long as we make payments of interest and other payments when due on the Junior Subordinated Debentures held by the Trust, those payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the Trust Preferred Securities issued by the Trust, primarily because:

 . the total principal amount of the Junior Subordinated Debentures will be equal to the sum of the total liquidation amount of the trust securities;

 . the interest rate and interest and other payment dates on the Junior
  Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Trust Preferred Securities;

 . we will pay for any and all costs, expenses and liabilities of the Trust except its obligations under its Trust Preferred Securities; and

 . each amended trust agreement will provide that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

  If and to the extent that we do not make payments on the Junior Subordinated Debentures, the Trust will not have funds available to make payments of distributions or other amounts due on its Trust Preferred Securities. In those circumstances, you will not be able to rely upon the Guarantee for payment of these amounts. Instead, you may directly sue us or seek other remedies to collect your proportionate share of payments owed. If you sue us to collect payment, then we will assume your rights as a holder of Trust Preferred Securities under the amended trust agreement to the extent we make a payment to you in any such legal action.

ACCOUNTING TREATMENT

  Each Trust will be treated as a subsidiary of ours for financial reporting purposes. Accordingly, our consolidated financial statements will include the accounts of each Trust. The Trust Preferred Securities, along with other trust preferred securities that we guarantee on an equivalent basis, will be presented as a separate line item in our consolidated balance sheets, and appropriate disclosures about the Trust Preferred Securities, the Guarantees and the Junior Subordinated Debentures will be included in the notes to the consolidated financial statements. We will record distributions that each Trust pays on the Trust Preferred Securities as an expense in our consolidated statement of income.

DESCRIPTION OF CAPITAL STOCK

  As of September 30, 1999, our authorized capital stock was 520,000,000 shares. Those shares consisted of: (a) 20,000,000 shares of preferred stock, none of which were outstanding; and (b) 500,000,000 shares of common stock, of which 190,807,645 shares were outstanding as of October 31, 1999. No holder of shares of common stock or preferred stock has any preemptive rights.

Common Stock

 Listing

  Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "D". Any additional common stock we issue will also be listed on the NYSE.

 Dividends

  Common shareholders may receive dividends when declared by the Board of Directors. Dividends may be paid in cash, stock or other form. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders. Under certain circumstances, the Subordinated Indenture also restricts our ability to pay cash dividends.

 Fully Paid

  All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

 Voting Rights

  Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to cumulative voting rights.

 Other Rights

  We will notify common shareholders of any shareholders' meetings according to applicable law. If we liquidate, dissolve or wind up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders.

 Transfer Agents and Registrars

  We, along with Chase Mellon Shareholder Services, are transfer agent and registrar. You may contact us at the address listed on page 2 or Chase Mellon located in Ridgefield, New Jersey.

Preferred Stock

  The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, the specific designations and rights will be described in the prospectus supplement and a description will be filed with the SEC.

  Our Board of Directors can, without approval of shareholders, issue one or more series of preferred stock. The Board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

  The preferred stock will, when issued, be fully paid and non-assessable. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will rank on a parity in all respects with any outstanding preferred stock we may have and will have priority over our common stock as to dividends and distributions of assets. Therefore, the rights of any preferred stock that may subsequently be issued may limit the rights of the holders of our common stock and preferred stock.

  The transfer agent, registrar, and dividend disbursement agent for a series of preferred stock will be named in a prospectus supplement. The registrar for shares of preferred stock will send notices to shareholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

  We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to in this prospectus as stock purchase contracts. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and beneficial interests in debt securities, trust preferred securities, preferred stock or debt obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts, which we refer to in this prospectus as stock purchase units. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

  The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units, including, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units.

VIRGINIA STOCK CORPORATION ACT AND THE ARTICLES AND THE BYLAWS

General

  We are a Virginia corporation subject to the Virginia Stock Corporation Act (the Virginia Act). Provisions of the Virginia Act, in addition to provisions of our Articles of Incorporation and Bylaws, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have an anti-takeover effect. This anti-takeover effect may, in some circumstances, reduce the control premium that might otherwise be reflected in the value of our common stock. If you are buying this stock as part of a short-term investment strategy, this might be especially important to you.

  We have summarized the key provisions below. You should read the actual provisions of our Articles and Bylaws and the Virginia Act that relate to your individual investment strategy.

Business Combinations

  Our Articles require that any merger, share exchange or sale of substantially all of the assets of the Company be approved by a plurality of the shares represented at a meeting where a quorum is present. Abstentions and broker non-votes have the same effect as a vote against the matter.

  Section 13.1-725 of the Virginia Act contains several provisions relating to transactions with interested shareholders. Interested shareholders are holders of more than 10% of any class of a corporation's outstanding voting shares. Transactions between a corporation and an interested shareholder are referred to as affiliated transactions. The Virginia Act requires that material affiliated transactions must be approved by at least two-thirds of the shareholders not including the interested shareholder. Affiliated transactions requiring this two-thirds approval include mergers, share exchanges, material dispositions of corporate assets, dissolution or any reclassification of the corporation with its subsidiaries which increases the percentage of voting shares owned by an interested shareholder by more than five percent.

  For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares, and majority approval of disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder and was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required.

  The provisions of the Virginia Act relating to affiliated transactions do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder.

  The Virginia Act permits corporations to opt out of the affiliated transactions provisions. We have not opted out.

  The Virginia Act also contains provisions regulating certain control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold voting percentages (20%, 33 1/3%, or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

  Our Bylaws give us the right to redeem the shares purchased by an acquiring person in a control share acquisition. We can do this if the acquiring person fails to deliver a statement to us listing information required by the Virginia Act or if our shareholders vote not to grant voting rights to the acquiring person.

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

  The Virginia Act permits corporations to opt out of the control share acquisition provisions. We have not opted out.

Directors' Duties

  The standards of conduct for directors of Virginia corporations are listed in
Section 13.1-690 of the Virginia Act. Directors must discharge their duties in accordance with their good faith business judgement of the best interest of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors' actions are not subject to a reasonableness or prudent person standard. Virginia's federal and state courts have focused on the process involved with directors' decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

Board of Directors

  Members of our Board of Directors serve one-year terms and are elected annually.

Shareholder Proposals and Director Nominations

  Our shareholders can submit shareholder proposals and nominate candidates for the Board of Directors if the shareholders follow advance notice procedures described in our Bylaws.

  To nominate directors, shareholders must submit a written notice to our corporate secretary at least 60 days before a scheduled meeting. The notice must include the name and address of the shareholder and of the nominee, a description of any arrangements between the shareholder and the nominee, information about the nominee required by the SEC, the written consent of the nominee to serve as a director and other information.

  Shareholder proposals must be submitted to our corporate secretary at least 90 days before the first anniversary of the date of our last annual meeting. The notice must include a description of the proposal, the reasons for presenting the proposal at the annual meeting, the text of any resolutions to be presented, the shareholder's name and address and number of shares held and any material interest of the shareholder in the proposal.

  Director nominations and shareholder proposals that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.

Meetings of Shareholders

  Under our Bylaws, meetings of the shareholders may be called only by the chairman of the board, the president or a majority of the Board of Directors. This provision could have the effect of delaying until the next annual shareholders' meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a shareholder, such as electing new directors or approving a merger, only at a duly called shareholders' meeting.

Amendment of Articles and Bylaws

  Generally, our Articles may be amended by a majority of the votes present by each voting group entitled to vote on a given matter. Some provisions of the Articles, however, may only be amended or repealed by a vote of at least two-thirds of the outstanding shares entitled to vote.

Indemnification

  We indemnify our officers and directors to the fullest extent permitted under Virginia law against all liabilities incurred in connection with their service to us.

Limitation of Liability

  Our Articles provide that our directors and officers will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors or officers, unless they violated their duty of loyalty to us or our shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors or officers. This provision applies only to claims against directors or officers arising out of their role as directors or officers and not in any other capacity. Directors and officers remain liable for violations of the federal securities laws and we retain the right to pursue legal remedies other than monetary damages, such as an injunction or rescission for breach of the officer's or director's duty of care.

PLAN OF DISTRIBUTION

  We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

  Offered securities may be sold through agents that we designate. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

  If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

  We may also sell offered securities directly. In this case, no underwriters or agents would be involved.

General Information

  Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933 (the Act), and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

  We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

  McGuire, Woods, Battle & Boothe LLP, Richmond Virginia, counsel to the Company, will issue an opinion about the legality of the offered securities for us. As of December 20, 1999, partners of McGuire, Woods, Battle & Boothe LLP own less than one half of one percent of our common stock. Certain matters relating to the formation of the Trusts and the issuance of the Trust Preferred Securities under Delaware law and the Trust Agreements will be passed upon by Richards, Layton & Finger, special Delaware counsel to the Trusts and the Company. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

  The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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